As filed with the Securities and Exchange Commission on December 8, 2004

Registration Statement No. 333-119162

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 2

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

American Tower Corporation

(Exact name of registrant as specified in its charter)

Delaware	65-0723837
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

116 Huntington Avenue

Boston, Massachusetts 02116

(617) 375-7500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James D. Taiclet, Jr.

Chairman, President and Chief Executive Officer

American Tower Corporation

116 Huntington Avenue

Boston, Massachusetts 02116

(617) 375-7500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William H. Hess, Esq. Executive Vice President and General Counsel American Tower Corporation 116 Huntington Avenue Boston, Massachusetts 02116 Tel: (617) 375-7500 Fax: (617) 375-7575	Matthew J. Gardella, Esq. Palmer & Dodge LLP 111 Huntington Avenue Boston, Massachusetts 02199-7613 Tel: (617) 239-0100 Fax: (617) 227-4420

Approximate date of commencement of proposed sale to the public:    From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the amended Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(c) of the Securities Act of 1933, may determine.

Explanatory Note

The Registrant is filing this Post-Effective Amendment No. 2 to Form S-3 Registration Statement to update the table under the caption “Selling Securityholders” in the prospectus contained herein to add and delete the names and respective holdings of certain selling securityholders who have requested such changes. Certain financial and other information included herein has also been updated to reflect information reported in the Registrant’s Form 10-Q and Form 8-K filings subsequent to the filing of Amendment No. 1 to Form S-3 Registration Statement on October 14, 2004.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated December 8, 2004

PROSPECTUS

$345,000,000

3.00% Convertible Notes due August 15, 2012

and the Class A Common Stock

Issuable Upon Conversion of the Notes

In August 2004, we issued $345,000,000 principal amount of our 3.00% convertible notes due August 15, 2012 in a private placement. This prospectus will be used by selling securityholders to resell their notes and the shares of our Class A common stock issuable upon conversion of the notes from time to time. This prospectus also relates to the issuance and sale of our Class A common stock issued upon the conversion of the notes by subsequent purchasers of the notes.

The notes will mature on August 15, 2012. The notes may be converted into shares of our Class A common stock at any time prior to maturity, subject to prior redemption or repurchase, at an initial conversion rate of 48.7805 shares of Class A common stock per each $1,000 principal amount of notes converted, which is equal to an initial conversion price of approximately $20.50 per share. If certain fundamental changes occur, we will in certain circumstances increase the conversion rate by a number of additional shares of Class A common stock or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that the notes are convertible into shares of the acquiring or surviving company, in each case as described herein.

We will pay interest on the notes on February 15 and August 15 of each year beginning February 15, 2005. We may redeem some or all of the notes on or after August 20, 2009 at the redemption prices set forth in this prospectus. In the event of a fundamental change, as described in this prospectus, noteholders may require us to repurchase some or all of their notes.

The notes are not listed on any national securities exchange or included in any automated quotation system. Our Class A common stock is traded on the New York Stock Exchange under the symbol “AMT.” On December 3, 2004, the closing sale price of our Class A common stock on the New York Stock Exchange was $18.48 per share. You should obtain current market quotations for our Class A common stock.

Investing in the notes and our Class A common stock involves a high degree of risk. See “ Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                         , 2004.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the Public Reference Room. Our SEC filings are also available to you on the SEC’s website at http://www.sec.gov. Copies of some of these documents are also available on our website at http://www.americantower.com. Our website is not part of this prospectus.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us, the notes and our Class A common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC requires us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of this post-effective amendment no. 2 to registration statement and after the date of the prospectus and before the sale of all the securities covered by this prospectus; provided, however, we are not incorporating any information furnished under Item 7.01 or Item 2.02 of any Current Report on Form 8-K:

•	Our Annual Report on Form 10-K for the year ended December 31, 2003 filed with the SEC on March 12, 2004;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed with the SEC on May 10, 2004;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed with the SEC on August 9, 2004;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 filed with the SEC on November 8, 2004;

•	Our Current Reports on Form 8-K filed with the SEC on January 20, 2004, January 27, 2004, February 18, 2004, February 23, 2004, April 27, 2004, May 25, 2004, August 2, 2004, August 17, 2004, September 30, 2004, October 5, 2004, October 22, 2004, October 28, 2004, November 17, 2004, December 1, 2004 and December 6, 2004; and

•	The description of our Class A common stock contained in our registration statement on Form 8-A (File No. 001-14195) filed on June 4, 1998.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us at:

American Tower Corporation

116 Huntington Avenue

Boston, Massachusetts 02116

Attention: Investor Relations

Telephone: (617) 375-7500

Exhibits to the documents incorporated by reference will not be sent, however, unless those exhibits have been specifically referenced in this prospectus.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling securityholders are offering to sell, and seeking offers to buy, the notes and shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of notes or shares of our Class A common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements about future events and expectations, or forward-looking statements, in this prospectus and in the documents incorporated by reference into this prospectus. We have based those forward-looking statements on our current expectations and projections about future results. When we use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” or “intend,” or similar expressions, we do so to identify forward-looking statements. Examples of forward-looking statements include statements we make regarding future prospects of growth in the wireless communications and broadcast infrastructure markets, the level of future expenditures by companies and other trends in those markets, our planned dispositions of non-core assets, our ability to maintain or increase our market share, our future operating results, our future capital expenditure levels, and our plans to fund our future liquidity needs.

You should keep in mind that any forward-looking statement made by us in this prospectus and the documents incorporated by reference into this prospectus speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. In any event, these and other factors may cause our actual results to differ materially from those expressed in our forward-looking statements, including those factors set forth in this prospectus under the heading “Risk Factors.” We have no duty to, and we do not intend to, update or revise forward-looking statements made by us in this prospectus and the documents incorporated by reference into this prospectus, except as required by law. In light of these risks and uncertainties, you should keep in mind that the future events or circumstances described in any forward-looking statements made by us in this prospectus and the documents incorporated by reference into this prospectus or elsewhere might not occur.

SUMMARY

This summary highlights selected information about us. The following information is qualified in its entirety by reference to the more detailed information and financial statements, including notes thereto appearing elsewhere or incorporated by reference herein. You should read this entire prospectus carefully, including “Risk Factors” and the documents that we have filed with the SEC and incorporated by reference into this prospectus. Unless the context otherwise requires, references to “we,” “us,” “our” and “American Tower” are to American Tower Corporation and its consolidated subsidiaries, unless it is clear from the context that we mean only American Tower Corporation. We sometimes refer to American Towers, Inc., our wholly owned principal operating subsidiary, as ATI.

AMERICAN TOWER CORPORATION

Overview

We are a leading wireless and broadcast communications infrastructure company with a portfolio of approximately 15,000 towers. Our primary business is leasing antenna space on multi-tenant communications towers to wireless service providers and radio and television broadcast companies. We operate the largest independent portfolio of wireless communications and broadcast towers in North America, based on number of towers and revenue.

Our tower portfolio provides us with a recurring base of leasing revenues from our existing customers and growth potential due to the capacity to add more tenants and equipment to these towers. Our broad network of towers enables us to address the needs of wireless service providers on a national basis. We also offer select tower related services, such as antennae and line installation and site acquisition and zoning services, which are strategic to our core leasing business. We intend to capitalize on the continuing increase in the use of wireless communication services by actively marketing space available for leasing on our existing towers and selectively developing or acquiring new towers that meet our return on investment criteria.

Our core leasing business, which we also refer to as our rental and management segment, accounted for approximately 98.4% and 96.6% of our segment operating profit for the years ended December 31, 2003 and December 31, 2002, respectively. In 2004, we expect that our rental and management segment will contribute approximately 98% of our segment operating profit, which we define as segment revenue less direct segment expense (rental and management segment operating profit includes interest income, TV Azteca, net).

An element of our strategy is to continue to focus our operations on our rental and management segment by divesting non-core assets and businesses, using the proceeds to purchase high quality tower assets, and reducing outstanding indebtedness. Between January 1, 2003 and September 30, 2004, we received approximately $134.3 million of proceeds from the sale of non-core assets and have or will use the net proceeds to acquire new tower assets and to repay outstanding indebtedness.

The sales proceeds described above include proceeds from the disposition of certain non-core services businesses, including Flash Technologies, Galaxy Engineering and Kline Iron & Steel (Kline). With the divestiture of Kline in March 2004, we have substantially completed the transformation of our business to a focused tower leasing business with only limited services activities that directly support our rental and management operations and the addition of new tenants on our towers.

We believe that our strategy of focusing operations on our rental and management segment will make our consolidated operating cash flows more stable, provide us with continuing growth and enhance our returns on invested capital because of the following characteristics of our core leasing business:

•	Long-term tenant leases with contractual escalators. In general, a lease with a wireless carrier has a duration of five to ten years and lease payments typically increase 3% to 5% per year.

•	Tower operating expenses are largely fixed. Incremental operating costs associated with adding wireless tenants to a tower are low.

•	Low maintenance capital expenditures. On average, a wireless tower requires minimal annual capital investments to maintain.

•	High lease renewal rates. Wireless carriers tend to renew leases because repositioning a site in a carrier’s network is expensive and often affects several other sites in the wireless network.

Strategy

Our strategy is to capitalize on the continued increase in the use of wireless communication services and the infrastructure requirements necessary to deploy current and future generations of wireless communication technologies. Between December 2001 and December 2003, the number of wireless phone subscribers in the United States increased from 128.4 million to 158.7 million, representing an increase of approximately 24%. From December 2001 through December 2003, the number of cell sites (i.e., the number of antennae and related equipment in commercial operation, not the number of towers on which that equipment is located) also increased from approximately 127,500 to approximately 163,000. With respect to Mexico, the number of wireless phone subscribers increased from approximately 21.5 million at the end of 2001, to approximately 30.4 million at the end of 2003, representing an increase of approximately 41% and market penetration of approximately 30% at December 31, 2003.

We expect that the continued growth of subscribers for wireless personal communications and phone services will require wireless carriers to add a significant number of additional cell sites to maintain the performance of their networks in the areas they currently cover and to extend service to areas where coverage does not yet exist. In addition, we believe that as data wireless services, such as email, internet access and video, are deployed on a widespread basis, the deployment of these technologies will require wireless carriers to further increase the cell density of their existing networks, may require an overlay of new technology equipment, and may increase the demand for geographic expansion of their network coverage. To meet this demand, we believe wireless carriers will continue to outsource their tower infrastructure needs as a means of improving existing service coverage, implementing new technology, accelerating access to their markets and preserving capital, rather than constructing and operating their own towers and maintaining their own tower service and development capabilities.

We believe that our existing portfolio of towers, our tower related services and network development capabilities and our management team position us to benefit from these communication trends and to play an increasing role in addressing the needs of wireless service providers and broadcasters. The key elements of our strategy include:

•

Maximize Use of Our Tower Capacity. We believe that our highest returns will be achieved by leasing additional space on our existing towers. Annual rental and management revenue and segment operating profit growth during 2003 was approximately 14% and 24%, respectively. We anticipate that our revenues and segment operating profit will continue to grow because many of our towers are attractively located for wireless service providers and have capacity available for additional antenna space rental that we can offer to customers at low incremental costs to us. Because the costs of operating a tower are largely fixed, increasing utilization significantly improves operating margins. We will continue to target our sales and marketing activities to increase utilization of, and investment return on, our existing towers.

•	Actively Manage Our Tower Portfolio. We are actively managing our portfolio of towers by selling non-core towers and reinvesting a portion of the proceeds in high quality tower assets. In 2003, we sold over 300 non-core towers and redeployed a portion of the proceeds from these sales to the acquisition of 525 towers from NII Holdings in Mexico and Brazil. We also plan to pursue exchanges and sales of towers or tower clusters with tower operators and other entities. Our goal is to enhance operating efficiencies either by acquiring towers in regions where we have insufficient coverage or by disposing or exchanging towers in areas where we do not have operating economies of scale. If we are successful in disposing of certain tower assets, we may reinvest a portion of the proceeds received in tower assets that are expected to provide a greater return.

•	Employ Selective Criteria for New Tower Construction and Acquisitions. While our first priority is leasing capacity on our existing towers, we continue to construct and acquire new towers when our strict initial and long-term return on investment criteria can be met. These criteria include securing leases from customers in advance of construction, ensuring reasonable estimated construction costs and obtaining the land on which to build the tower, whether by purchase or ground lease, on reasonable terms.

•	Continue Our Focus on Customer Service and Processes. Because speed to market and reliable network performance are critical components to the success of wireless service providers, our ability to assist our customers in meeting their goals will ultimately define our success. To that end, we intend to continue to focus on customer service by, for example, reducing cycle time for key functions, such as lease processing and antennae and line installations. Accordingly, we have established a team dedicated to exploring and leveraging customer-driven process improvement capabilities. This establishes another connection point with our customers, sharing operational processes and outcomes, and provides us valuable input and relationship enhancing opportunities. We believe that this effort should enable us to improve revenue generation through improved speed, accuracy and quality.

•	Build On Our Strong Relationships with Major Wireless Carriers. Our understanding of the network needs of our wireless carrier customers and our ability to convey effectively how we can satisfy those needs are key to our efforts to add new antennae leases, cross-sell our services and identify desirable new tower development projects. We are building on our strong relationships with our customers to gain more familiarity with their evolving network plans so we can identify opportunities where our nationwide portfolio of towers, extensive service offerings and experienced construction personnel can be used to satisfy their needs. We believe that we are well positioned to be a preferred partner to major wireless carriers in leasing tower space and new tower development projects because of the location of our towers, our proven operating and construction experience and the national scope of our tower portfolio and services.

•	Participation in Industry Consolidation. We believe there are benefits to consolidation among tower companies. More extensive networks will be better positioned to provide more comprehensive service to customers and to support the infrastructure requirements of future generations of wireless communication technologies. Combining with one or more other tower companies also should result in improvements in cost structure efficiencies, with a corresponding positive impact on operating results. These benefits should, in turn, enhance access to capital and accelerate the de-levering process. Accordingly, we continue to be interested in participating in the consolidation of our industry on terms that are consistent with these perceived benefits and that create long-term value for our stockholders.

Our principal executive offices are located at 116 Huntington Avenue, Boston, Massachusetts 02116, and our telephone number is (617) 375-7500. Our website address is www.americantower.com. We have not incorporated by reference into this prospectus the information included on, or linked from, our website, and you should not consider it to be a part of this prospectus.

The Offering

All of the notes and the shares of Class A common stock issuable upon conversion of the notes are being sold by the selling securityholders or their pledges, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of the notes and the shares of Class A common stock issuable upon conversion of the notes. We refer you to “Selling Securityholders” on page 19 of this prospectus.

Issuer	American Tower Corporation, a Delaware corporation.

Securities Offered	$345.0 million aggregate principal amount of 3.00% Convertible Notes due August 15, 2012.

Interest	3.00% per annum, payable on February 15 and August 15 of each year, beginning February 15, 2005.

Ranking

The notes are our general, unsecured obligations and rank equally in right of payment with all of our other senior unsecured debt obligations. As of September 30, 2004, we had approximately $1.7 billion senior unsecured indebtedness outstanding.

Our subsidiaries do not guarantee the notes. The notes are structurally subordinated to all existing and future indebtedness of our subsidiaries, including all outstanding indebtedness under ATI’s credit facility and the senior subordinated notes issued by ATI. Indebtedness under the credit facility is secured by the assets of our subsidiaries and is also guaranteed by us and secured by our assets. We also guarantee ATI’s outstanding senior subordinated notes. As of September 30, 2004, the following amounts of subsidiary debt were outstanding: $699.0 million under the credit facility; $395.4 million accreted value of ATI 12.25% senior subordinated discount notes ($366.6 million, net of the allocated fair value of warrants of $28.8 million); $400.0 million of ATI 7.25% senior subordinated notes and $61.6 million of other long-term subsidiary debt. In addition, we had $400.0 million in undrawn revolving loan commitments under the credit facility, against which approximately $26.7 million of undrawn letters of credit were outstanding.

Maturity Date	August 15, 2012.

Conversion

You may convert all or some of your notes into shares of our Class A common stock at any time prior to the close of business on the last trading day on the New York Stock Exchange (the “NYSE”) prior to the maturity date of the notes, subject to prior redemption or repurchase of the notes. Each $1,000 principal amount of notes may be converted into our Class A common stock at the conversion rate of 48.7805 shares per note, which is equal to an initial conversion price of approximately $20.50 per share. The conversion rate may be adjusted for certain events, but it will not be adjusted for accrued interest. The right to convert notes that have been called for redemption will terminate at the close of business on the business day immediately preceding the date of redemption.

If you elect to convert your notes in connection with certain fundamental changes, we will in certain circumstances increase the conversion rate by a number of additional shares of Class A common stock upon conversion or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that the notes are convertible into shares of the acquiring or surviving company, in each case as described under “Description of Notes—Adjustment to Conversion Rate upon Certain Fundamental Changes.”

Repurchase at Option of Holder upon a Fundamental Change

Upon a transaction or event constituting a fundamental change, you may require us to repurchase for cash all or part of your notes at a purchase price equal to 100% of the principal amount, plus accrued but unpaid interest, if any.

Optional Redemption by American Tower Corporation	We may redeem the notes at our option, in whole or in part, after August 20, 2009. The redemption prices are described under “Description of Notes—Optional Redemption of the Notes.”

Use of Proceeds	We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the underlying Class A common stock into which the notes may be converted.

Listing of Class A Common Stock	The Class A common stock is listed on the NYSE under the symbol “AMT.”

Risk Factors

You should read the “Risk Factors” contained in, or incorporated into, this prospectus, as well as the other cautionary statements throughout the prospectus, so that you understand the risks associated with an investment in the notes.

Certain United States Federal Income Tax Consequences

For U.S. federal income tax purposes, each note has original issue discount (“OID”) in an amount equal to $22.50. In general, and regardless of whether you use the cash or the accrual method of tax accounting, you are required to include such OID in your gross income on a constant yield-to-maturity basis over the term of the notes in advance of cash payments attributable to such income. See “Certain United States Federal Income Tax Consequences.”

Sinking Fund	None.

RISK FACTORS

You should consider the following risk factors, in addition to the other information presented in this prospectus and the documents incorporated by reference into this prospectus, in evaluating us, our business and an investment in the notes. Any of the following risks as well as other risks and uncertainties not presently known to us or that we currently deem immaterial could seriously harm our business and financial results and cause the value of the notes or shares of our Class A common stock to decline, which in turn could cause you to lose all or part of your investment.

Risks Related to This Offering

Substantial leverage and debt service obligations may adversely affect us.

We have a substantial amount of indebtedness. As of September 30, 2004, we had approximately $3.2 billion of consolidated debt. Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay when due the principal of, interest on, or other amounts due with respect to our indebtedness. Approximately 22% of our outstanding indebtedness bears interest at floating rates. As a result, our interest payment obligations on such indebtedness will increase if interest rates increase. In addition, we are permitted under certain of our senior note indentures to enter into swap agreements or similar transactions that increase our floating rate obligations. Consequently, changes in interest rates could increase our interest payment obligations on our floating rate indebtedness or our payment obligations under any such swap agreements or similar transactions. Subject to certain restrictions under our existing indebtedness, we may also obtain additional long-term debt and working capital lines of credit to meet future financing needs. This would have the effect of increasing our total leverage.

Our substantial leverage could have significant negative consequences on our financial condition and results of operations, including:

•	impairing our ability to meet one or more of the financial ratios contained in our debt agreements or to generate cash sufficient to pay interest or principal, including periodic principal amortization payments, which events could result in an acceleration of some or all of our outstanding debt as a result of cross-default provisions;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional debt or equity financing;

•	requiring the dedication of a substantial portion of our cash flow from operations to service our debt, thereby reducing the amount of our cash flow available for other purposes, including capital expenditures;

•	requiring us to sell debt or equity securities or to sell some of our core assets, possibly on unfavorable terms, to meet payment obligations;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we compete; and

•	placing us at a possible competitive disadvantage with less leveraged competitors and competitors that may have better access to capital resources.

Our holding company structure results in structural subordination of the notes and may affect our ability to make payments on the notes.

The notes are obligations exclusively of our company and not of our subsidiaries. However, all of our operations are conducted through our subsidiaries. Our cash flow and our ability to service our debt, including the notes, is dependent upon distributions of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other considerations. Payments to us by our subsidiaries are contingent upon our subsidiaries’ earnings and cash flows. In addition, the credit facility and the indentures for the ATI 12.25% senior subordinated discount notes and the ATI 7.25% senior subordinated notes impose substantial contractual limitations on the payment of dividends, distributions, loans or other amounts to us. Moreover, our subsidiaries may incur additional indebtedness that may restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us.

The notes are structurally subordinated to all existing and future indebtedness and other obligations issued by our subsidiaries, including the ATI 12.25% senior subordinated discount notes, the ATI 7.25% senior subordinated notes and borrowings under the credit facility. As of September 30, 2004, the following amounts of subsidiary debt were outstanding: $699.0 million under the credit facility, $395.4 million accreted value of ATI 12.25% senior subordinated discount notes ($366.6 million, net of the allocated fair value of warrants of $28.8 million), $400.0 million of ATI 7.25% senior subordinated notes and $61.6 million of other long-term subsidiary debt. In addition, we had $400.0 million in undrawn revolving loan commitments under the credit facility, against which approximately $26.7 million of undrawn letters of credit were outstanding. In the event of our insolvency, liquidation or reorganization, or should any of the indebtedness under the credit facility, the ATI 12.25% senior subordinated discount notes or the ATI 7.25% senior subordinated notes be accelerated because of a default, the holders of those debt obligations would have a prior claim to the proceeds from any liquidation of or distribution from our subsidiaries.

The notes effectively rank junior to any of our secured indebtedness.

The notes are our general unsecured obligations. The notes effectively rank junior to any of our secured indebtedness, including our guaranty of borrowings under the credit facility, to the extent of the assets securing such indebtedness. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure indebtedness will be available to pay obligations on the notes only after all such secured indebtedness has been repaid in full from such assets. As a result, there may not be sufficient assets remaining to pay amounts due on any or all the notes then outstanding.

We may be unable to repay the notes when due or repurchase the notes when we are required to do so.

At final maturity of the notes or in the event of acceleration of the notes following an event of default, the entire outstanding principal amount of the notes will become due and payable. Upon the occurrence of a fundamental change (as described herein), we will be required to offer to repurchase in cash all outstanding notes at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest up to, but not including, the repurchase date. The indentures for our other outstanding indebtedness also provide for repurchase rights upon a change in control and, in some cases, other fundamental changes under different terms. As a result, holders of our other indebtedness may have the ability to require us to repurchase their debt securities before the holders of the notes offered hereby would have such repurchase rights. It is possible that we will not have sufficient funds at maturity, upon acceleration or at the time of the fundamental change to make the required repurchase of notes and other indebtedness.

In addition, a fundamental change (as described herein) and certain other change of control events would constitute an event of default under the credit facility. The credit facility and the indentures governing the ATI 12.25% senior subordinated notes and the ATI 7.25% senior subordinated notes contain certain restrictions on our ability to repay or repurchase any of the notes using cash from our subsidiaries, including, in the case of the credit facility, a prohibition on such repayment or repurchase using cash of our subsidiaries in the case of a default or event of default thereunder. As a result, we may not be able to make any of the required payments on, or repurchases of, the notes described in the prior paragraph without obtaining the consent of the lenders under the credit facility with respect to such payment or repurchase. If we were unable to make the required payments or repurchases of the notes, it would constitute an event of default under the notes offered hereby and, as a result, under the credit facility and other outstanding indebtedness.

The additional shares of Class A common stock payable on notes converted in connection with certain fundamental changes may not adequately compensate you for the lost option time value of your notes as a result of such fundamental changes.

If certain fundamental changes occur, we will in certain circumstances increase the conversion rate on notes converted in connection with the fundamental change by a number of additional shares of Class A common stock. The number of additional shares of Class A common stock will be determined based on the date on which the fundamental change becomes effective and the price paid per share of our Class A common stock in the fundamental change transaction as described under “Description of Notes—Adjustment to Conversion Rate upon Certain Fundamental Changes—General.” While the increase in the conversion rate upon conversion is designed to compensate you for the lost option time value of your notes as a result of the fundamental change, the increase is only an approximation of this lost value and may not adequately compensate you for your loss. If the price paid per share of our Class A common stock in the fundamental change transaction is less than the Class A common stock price at the date of issuance of the notes or above a specified price, there will be no increase in the conversion rate. In addition, in certain circumstances upon a change of control arising from our acquisition by a public company, we may elect to adjust the conversion rate as described under “Description of Notes—Adjustment to Conversion Rate upon Certain Fundamental Changes—Conversion After a Public Acquirer Change of Control” and, if we so elect, holders of notes will not be entitled to the increase in the conversion rate described above.

An active trading market for the notes may not develop.

There is currently no public trading market for the notes. The notes are not listed on any national securities exchange or included in any automated quotation system and we do not presently intend to apply for these listings. The notes are eligible for trading on The PortalSM Market. However, an active trading market for the notes may not develop. If such a market does not develop, the trading price and liquidity of the notes may be adversely affected. Moreover, even if such a market were to exist for the notes, the notes could trade at prices that may be lower than the principal amount or your purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance.

The trading prices for the notes are directly affected by the trading prices of our Class A common stock, the general level of interest rates and our credit quality.

The trading prices of the notes in the secondary market are directly affected by the trading prices of our Class A common stock, the general level of interest rates and our credit quality. It is impossible to predict whether the price of our Class A common stock or interest rates will rise or fall. Trading prices of our Class A common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of Class A common stock by us in the market, or the perception that such sales could occur, could affect the price of our Class A common stock. Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of our Class A common stock. Any other arbitrage could, in turn, affect the trading prices of the notes.

The market for the Class A common stock may be volatile.

The market price of the Class A common stock could be subject to wide fluctuations. These fluctuations could be caused by:

•	quarterly variations in our results of operations;

•	changes in earnings estimates by analysts;

•	conditions in our markets; or

•	general market or economic conditions.

In addition, in recent years the stock market has experienced price and volume fluctuations. These fluctuations have had a substantial effect on the market prices of many companies, often unrelated to the operating performance of the specific companies. These market fluctuations could adversely affect the price of the notes.

If you hold notes, you are not be entitled to any rights with respect to our Class A common stock, but you are subject to all changes made with respect to our Class A common stock.

If you hold notes, you are not be entitled to any rights with respect to our Class A common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our Class A common stock), but you are subject to all changes affecting the Class A common stock. You will only be entitled to rights on the Class A common stock if and when we deliver shares of Class A common stock to you in exchange for your notes and in limited cases under the anti-dilution adjustments of the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the Class A common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of Class A common stock.

There will be dilution of the value of our Class A common stock when outstanding warrants become exercisable.

In January 2003, we issued warrants to purchase approximately 11.4 million shares of our Class A common stock in connection with the offering of the ATI 12.25% senior subordinated discount notes. The shares underlying the warrants represented approximately 5.5% and 5.0% of our outstanding common stock at issuance and as of September 30, 2004, respectively (assuming all the warrants are exercised). These warrants will become exercisable on or after January 29, 2006 at an exercise price of $0.01 per share and expire August 1, 2008. The issuance of these shares will have a dilutive effect on the value of our Class A common stock when these warrants are exercised.

Risks Related to Our Business

Decrease in demand for tower space would materially and adversely affect our operating results and we cannot control that demand.

Many of the factors affecting the demand for wireless communications tower space, and to a lesser extent our network development services business, could materially affect our operating results. Those factors include:

•	consumer demand for wireless services;

•	the financial condition of wireless service providers;

•	the ability and willingness of wireless service providers to maintain or increase their capital expenditures;

•	the growth rate of wireless communications or of a particular wireless segment;

•	governmental licensing of broadcast rights;

•	mergers or consolidations among wireless service providers;

•	increased use of network sharing arrangements or roaming and resale arrangements by wireless service providers;

•	delays or changes in the deployment of 3G or other technologies;

•	zoning, environmental, health and other government regulations; and

•	technological changes.

The demand for broadcast antenna space is dependent, to a significantly lesser extent, on the needs of television and radio broadcasters. Among other things, technological advances, including the development of satellite-delivered radio, may reduce the need for tower-based broadcast transmission. We could also be affected adversely should the development of digital television be further delayed or impaired, or if demand for it were less than anticipated because of delays, disappointing technical performance or cost to the consumer.

Restrictive covenants in our credit facility and indentures could adversely affect our business by limiting flexibility.

Our credit facility and the indentures governing the terms of our other debt securities contain restrictive covenants and, in the case of the credit facility, requirements that we comply with certain leverage and other financial tests. These limit our ability to take various actions, including incurring additional debt, guaranteeing indebtedness, issuing preferred stock, engaging in various types of transactions, including mergers and sales of assets, and paying dividends and making distributions or other restricted payments, including investments. These covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, new tower development, merger and acquisition or other opportunities.

Our participation or inability to participate in tower industry consolidation could involve certain risks.

We believe there are benefits to consolidation among tower companies, and have in the past and may in the future explore merger or acquisition transactions with one or more other companies in our industry. Any merger or acquisition transaction would involve several risks to our business, including demands on managerial personnel that could divert their attention from other aspects of our core leasing business, increased operating risks due to the integration of major national networks into our operational system, and potential antitrust constraints, either in local markets or on a regional basis, that could require selective divestitures at unfavorable prices. Any completed transaction may have an adverse effect on our operating results, particularly in the fiscal quarters immediately following its completion while we integrate the operations of the other business. In addition, once integrated, combined operations may not necessarily achieve the levels of revenues, profitability or productivity anticipated. There also may be limitations on our ability to consummate a merger or acquisition transaction. For example, any transaction would have to comply with the terms of the credit facility and our note indentures, or may require the consent of lenders under those instruments that might not be obtainable on acceptable terms. In addition, regulatory constraints might impede or prevent business combinations. Our inability to consummate a merger or acquisition for these or other reasons could result in our failure to participate in the expected benefits of industry consolidation and may have an adverse effect on our ability to compete effectively.

If our wireless service provider customers consolidate or merge with each other to a significant degree, our growth, revenue and ability to generate positive cash flows could be adversely affected.

Significant consolidation among our wireless service provider customers, such as the recently completed transaction between Cingular Wireless and AT&T Wireless, may result in reduced capital expenditures in the aggregate because the existing networks of many wireless carriers overlap, as do their expansion plans. Similar consequences might occur if wireless service providers engage in extensive sharing, roaming or resale arrangements as an alternative to leasing our antennae space. In January 2003, the Federal Communications Commission (FCC) eliminated its spectrum cap, which prohibited wireless carriers from owning more than 45 MHz of spectrum in any given geographical area. The FCC has also eliminated the cross-interest rule for metropolitan areas, which limited an entity’s ability to own interests in multiple cellular licenses in an overlapping geographical service area. Also, in May 2003, the FCC adopted new rules authorizing wireless radio services holding exclusive licenses to freely lease unused spectrum. Some wireless carriers may be encouraged to consolidate with each other as a result of these regulatory changes as a means to strengthen their financial condition. Consolidation among wireless carriers would also increase our risk that the loss of one or more of our major customers could materially decrease revenues and cash flows.

Due to the long-term expectations of revenue from tenant leases, the tower industry is sensitive to the creditworthiness of its tenants.

Due to the long-term nature of our tenant leases, we, like others in the tower industry, are dependent on the continued financial strength of our tenants. Many wireless service providers operate with substantial leverage. During the past two years, several of our customers have filed for bankruptcy, although to date these bankruptcies have not had a material adverse effect on our business or revenues. If one or more of our major customers experience financial difficulties, it could result in uncollectible accounts receivable and our loss of significant customers and anticipated lease revenues.

Our foreign operations are subject to expropriation risk, governmental regulation, funds inaccessibility and foreign exchange exposure.

Our expansion in Mexico and Brazil, and any other possible foreign operations in the future, could result in adverse financial consequences and operational problems not experienced in the United States. We have loaned $119.8 million (undiscounted) to a Mexican company, own or have the economic rights to over 1,850 towers in Mexico, including approximately 200 broadcast towers (after giving effect to pending transactions) and, subject to certain rejection rights, are contractually committed to construct up to approximately 400 additional towers in that country over the next three years. We also own or have acquired the rights to approximately 440 communications towers in Brazil and are, subject to certain rejection rights, contractually committed to construct up to 350 additional towers in that country over the next three years. The actual number of sites constructed will vary depending on the build out plans of the applicable carrier. We may, if economic and capital market conditions permit, also engage in comparable transactions in other countries in the future. Among the risks of foreign operations are governmental expropriation and regulation, the credit quality of our customers, inability to repatriate earnings or other funds, currency fluctuations, difficulty in recruiting trained personnel, and language and cultural differences, all of which could adversely affect our operations.

A substantial portion of our revenues is derived from a small number of customers.

A substantial portion of our total operating revenues is derived from a small number of customers. Approximately 62.8% of our revenues for the nine months ended September 30, 2004 and approximately 61.5% of our revenues for the year ended December 31, 2003 were derived from nine customers. Our largest domestic customer is Verizon Wireless, which represented approximately 11.6% of our total revenues for the nine months ended September 30, 2004 and approximately 12.3% of our total revenues for the year ended December 31, 2003. If the recently completed transaction between Cingular Wireless and AT&T Wireless had occurred as of January 1, 2003, however, the combined revenues would have represented approximately 14.0% of our total revenues for the nine months ended September 30, 2004 and approximately 13.2% of our total revenues for the year ended December 31, 2003. Our largest international customer is Iusacell Celular, which is an affiliate of TV Azteca. Iusacell Celular accounted for approximately 3.8% and 4.7% of our total revenues for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. TV Azteca also owns a minority interest in Unefon, which is our second largest customer in Mexico and accounted for approximately 2.6% and 2.8% of our total revenues for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. In addition, we received $10.8 million and $14.2 million in interest income, net, from TV Azteca for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. If any of these customers were unwilling or unable to perform their obligations under our agreements with them, our revenues, results of operations, and financial condition could be adversely affected.

In the ordinary course of our business, we also sometimes experience disputes with our customers, generally regarding the interpretation of terms in our agreements. Although historically we have resolved these disputes in a manner that did not have a material adverse effect on our company or our customer relationships, these disputes could lead to a termination of our agreements with customers or a material modification of the terms of those agreements, either of which could have a material adverse effect on our business, results of operations and financial condition. If we are forced to resolve any of these disputes through litigation, our relationship with the applicable customer could be terminated or damaged, which could lead to decreased revenues or increased costs, resulting in a corresponding adverse effect on our operating results.

Status of Iusacell Celular’s financial restructuring exposes us to certain risks and uncertainties.

Iusacell Celular is our largest customer in Mexico and accounted for approximately 3.8% of our total revenues for the nine months ended September 30, 2004 and approximately 4.7% of our total revenues for the year ended December 31, 2003. In addition, in December 2003 we agreed to acquire up to 143 tower sites from Iusacell for up to an aggregate of $31.4 million, and had acquired 110 tower sites for approximately $24.5 million as of September 30, 2004. Iusacell currently is in default under certain of its debt obligations and is involved in litigation with certain of its creditors. If Iusacell files for bankruptcy, or if the creditor litigation has an adverse impact on Iusacell’s overall liquidity, it could interfere with Iusacell’s ability to meet its operating obligations, including rental payments under our leases with them.

New technologies could make our tower antenna leasing services less desirable to potential tenants and result in decreasing revenues.

The development and implementation of new technologies designed to enhance the efficiency of wireless networks could reduce the use and need for tower-based wireless services transmission and reception and have the effect of decreasing demand for antenna space. Examples of such technologies include technologies that enhance spectral capacity, such as lower-rate vocoders, which can increase the capacity at existing sites and reduce the number of additional sites a given carrier needs to serve any given subscriber base. In addition, the emergence of new technologies could reduce the need for tower-based broadcast services transmission and reception. For example, the growth in delivery of video services by direct broadcast satellites could adversely affect demand for our antenna space. The development and implementation of any of these and similar technologies to any significant degree could have an adverse effect on our operations.

We could have liability under environmental laws.

Our operations, like those of other companies engaged in similar businesses, are subject to the requirements of various federal, state and local and foreign environmental and occupational safety and health laws and regulations, including those relating to the management, use, storage, disposal, emission and remediation of, and exposure to, hazardous and non-hazardous substances, materials and wastes. As owner, lessee or operator of approximately 15,000 real estate sites, we may be liable for substantial costs of remediating soil and groundwater contaminated by hazardous materials, without regard to whether we, as the owner, lessee or operator, knew of or were responsible for the contamination. In addition, we cannot assure you that we are at all times in complete compliance with all environmental requirements. We may be subject to potentially significant fines or penalties if we fail to comply with any of these requirements. The current cost of complying with these laws is not material to our financial condition or results of operations. However, the requirements of these laws and regulations are complex, change frequently, and could become more stringent in the future. It is possible that these requirements will change or that liabilities will arise in the future in a manner that could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to government regulations and changes in current or future laws or regulations could restrict our ability to operate our business as we currently do.

We are subject to federal, state, local and foreign regulation of our business, including regulation by the Federal Aviation Administration (FAA), the FCC, the Environmental Protection Agency, the Department of

Transportation and the Occupational Safety and Health Administration. Both the FCC and the FAA regulate towers used for wireless communications and radio and television antennae and the FCC separately regulates transmitting devices operating on towers. Similar regulations exist in Mexico, Brazil and other foreign countries regarding wireless communications and the operation of communications towers. Local zoning authorities and community organizations are often opposed to construction in their communities and these regulations can delay, prevent or increase the cost of new tower construction, collocations or site upgrade projects, thereby limiting our ability to respond to customer demand. Existing regulatory policies may adversely affect the timing or cost of new tower construction and locations and additional regulations may be adopted that increase delays or result in additional costs to us or that prevent or restrict new tower construction in certain locations. These factors could adversely affect our operations.

Increasing competition in the tower industry may create pricing pressures that may adversely affect us.

Our industry is highly competitive, and our customers have numerous alternatives for leasing antenna space. Some of our competitors are larger and have greater financial resources than we do, while other competitors are in weak financial condition or may have lower return on investment criteria than we do. Competitive pricing pressures for tenants on towers from these competitors could adversely affect our lease rates and services income.

In addition, if we lose customers due to pricing, we may not be able to find new customers, leading to an accompanying adverse effect on our profitability. Increasing competition could also make the acquisition of high quality tower assets more costly.

Our competition includes:

•	national tower companies;

•	wireless carriers that own towers and lease antenna space to other carriers;

•	site development companies that purchase antenna space on existing towers for wireless carriers and manage new tower construction; and

•	alternative site structures (e.g., building rooftops, billboards and utility poles).

Our costs could increase and our revenues could decrease due to perceived health risks from radio emissions, especially if these perceived risks are substantiated.

Public perception of possible health risks associated with cellular and other wireless communications media could slow the growth of wireless companies, which could in turn slow our growth. In particular, negative public perception of, and regulations regarding, these perceived health risks could slow the market acceptance of wireless communications services and increase opposition to the development and expansion of tower sites. The potential connection between radio frequency emissions and certain negative health effects has been the subject of substantial study by the scientific community in recent years. To date, the results of these studies have been inconclusive.

If a connection between radio frequency emissions and possible negative health effects, including cancer, were established, or if the public perception that such a connection exists were to increase, our operations, costs and revenues would be materially and adversely affected. We do not maintain any significant insurance with respect to these matters.

The bankruptcy proceeding of our Verestar subsidiary exposes us to risks and uncertainties.

Our wholly owned subsidiary, Verestar, Inc., filed for protection under Chapter 11 of the federal bankruptcy laws on December 22, 2003. Verestar was reported as a discontinued operation through the date of the bankruptcy filing in 2003 for financial statement purposes and, as of the date of the bankruptcy filing, was deconsolidated for financial statement purposes.

If Verestar fails to honor certain of its contractual obligations because of its bankruptcy filing or otherwise, claims may be made against us for breaches by Verestar of those contracts as to which we are primarily or secondarily liable as a guarantor, which we do not expect will exceed $10.0 million. In addition, Verestar’s bankruptcy estate may bring certain claims against us or seek to hold us liable for certain transfers made by Verestar to us and/or for Verestar’s obligations to creditors under various equitable theories recognized under bankruptcy law. The Official Committee of Unsecured Creditors appointed in the Verestar bankruptcy proceeding (the “Committee”) has requested, and we have agreed to produce, certain documents in connection with the subpoena for Rule 2004 Examination (as defined under federal bankruptcy laws) issued by the Committee. The Bankruptcy Court also has entered an order approving a stipulation between Verestar and the Committee that permits the Committee to file claims against us and/or our affiliates on behalf of Verestar. As of the date of this prospectus, the Committee has not filed any claims against us or our affiliates. The outcome of complex litigation (including claims which may be asserted against us by Verestar’s bankruptcy estate) cannot be predicted with certainty and is dependent upon many factors beyond our control; however, any such claims, if successful, could have a material adverse impact on our financial condition. Finally, we will incur additional costs in connection with our involvement in the reorganization or liquidation of Verestar’s business.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the years ended December 31, 1999 through 2003 and for the nine months ended September 30, 2004 are set forth in the table below:

	Year Ended December 31,					Nine Months Ended September 30, 2004
	1999	2000	2001	2002	2003
Ratio of Earnings to Fixed Charges (1)	—	—	—	—	—	—

(1)	For purposes of calculating this ratio, “earnings” consists of loss from continuing operations before income taxes, fixed charges (excluding interest capitalized), minority interest in net earnings of subsidiaries, losses from equity investments and amortization of interest capitalized. “Fixed charges” consists of interest expensed and capitalized, amortization of debt discount and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon. We had a deficiency in earnings to fixed charges in each period as follows (in thousands): 1999—$55,299; 2000—$272,783; 2001—$497,488; 2002—$380,745; 2003—$301,202; and the nine months ended September 30, 2004—$210,701.

USE OF PROCEEDS

We will not receive any proceeds from the sale by any selling securityholder of the notes or the shares of Class A common stock issuable upon conversion of the notes.

MARKET FOR OUR CLASS A COMMON STOCK

The following table presents reported quarterly high and low per share sale prices of our Class A common stock on the NYSE for the years 2002, 2003 and 2004.

2002	High	Low
Quarter ended March 31	$10.40	$3.50
Quarter ended June 30	5.65	2.70
Quarter ended September 30	3.55	1.10
Quarter ended December 31	4.29	0.60

2003	High	Low
Quarter ended March 31	$5.94	$3.55
Quarter ended June 30	9.90	5.41
Quarter ended September 30	11.74	8.73
Quarter ended December 31	12.00	9.59

2004	High	Low
Quarter ended March 31	$13.12	$9.89
Quarter ended June 30	16.00	11.13
Quarter ended September 30	15.85	13.10
Quarter ended December 31 (through December 3, 2004)	18.75	15.19

On December 3, 2004, the closing price of our Class A common stock was $18.48 per share as reported on the NYSE.

As of November 4, 2004, we had 228,321,493 outstanding shares of Class A common stock and 737 registered holders.

DIVIDEND POLICY

We have never paid a dividend on any class of common stock. We anticipate that we will retain future earnings, if any, to fund the development and growth of our business. We do not anticipate paying cash dividends on shares of common stock in the foreseeable future. The indentures governing our 9 3/8% senior notes due 2009 and our 7.50% senior notes due 2012 impose significant limitations on the payment of dividends by us to our stockholders.

Our borrower subsidiaries are generally prohibited under the terms of the credit facility, subject to certain exceptions, from making to us any direct or indirect distribution, dividend or other payment on account of their limited liability company interests, partnership interests, capital stock or other equity interests, except that, if no default exists or would be created thereby under the credit facility, our borrower subsidiaries may pay cash dividends or make other distributions to us in accordance with the credit facility within certain specified amounts and, in addition, may pay cash dividends or make other distributions to us in respect of our outstanding indebtedness and permitted future indebtedness. The indentures governing the ATI 12.25% senior subordinated discount notes and the ATI 7.25% senior subordinated notes also impose limitations on the ability of ATI and certain of our other subsidiaries that have guaranteed those notes to pay dividends and make other payments or distributions to us, except that our borrower subsidiaries may pay dividends or make other payments or distributions to us up to certain specified amounts in respect of certain of our outstanding indebtedness and permitted future indebtedness and, if no default exists or would be created thereby under the indentures governing such indebtedness and certain additional tests are met that could not currently be met, up to certain specified amounts.

SELLING SECURITYHOLDERS

Selling securityholders may use this prospectus to offer and sell the notes and the shares of our Class A common stock issuable upon conversion of the notes. See “Plan of Distribution.” The table below sets forth information about the beneficial ownership of the notes and shares of our Class A common stock by each selling securityholder who has timely provided us with a completed and executed notice and questionnaire stating its intent to use this prospectus to sell or otherwise dispose of notes and/or shares of our Class A common stock issuable upon conversion of the notes. We have prepared this table using information furnished to us by or on behalf of the selling securityholders. For purposes of the following table, beneficial ownership is determined in accordance with the rules of the SEC, and includes the right to acquire voting or investment control of our Class A common stock within 60 days. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of Class A common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any securities in the table does not constitute an admission of beneficial ownership by the persons named therein.

Our registration of the notes and the shares of our Class A common stock issuable upon conversion of the notes does not mean that the selling securityholders identified below will sell all or any of these securities. In addition, the selling securityholders may have sold, transferred or disposed of all or a portion of their notes in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information regarding their holdings. The identity and holdings of the selling securityholders may change from time to time. We may supplement this prospectus to disclose substitutions of previously identified selling securityholders and changes in the amounts held by identified securityholders, as we become aware of that information.

Except where disclosure is included in the table below regarding natural persons exercising investment and voting control over the securities held by the selling securityholders, the selling securityholders have represented to us that they are a reporting company under the Securities Exchange Act of 1934, as amended, a majority-owned subsidiary thereof, or an investment company registered under the Investment Company Act of 1940.

	Principal Amount of Notes Beneficially Owned that may be Sold	Shares of Class A Common Stock Issuable upon Conversion that may be Sold (1)	Shares of Class A Common Stock Beneficially Owned Before the Offering		Shares of Class A Common Stock Beneficially Owned After the Offering (4)
Name			Number (2)	Percent (3)	Number (2)	Percent (3)
Akela Capital Master Fund, Ltd.(5)	$4,000,000	195,122	195,122	*	—	*
Alexandra Global Master Fund Ltd.(6)	2,500,000	121,951	121,951	*	—	*
Arbitex Master Fund L.P.(7)(8)	2,000,000	97,561	97,561	*	—	*
ATSF-Transamerica Convertible Securities(7)(9)	7,500,000	365,853	365,853	*	—	*
Bear Stearns & Co. Inc.(10)(11)	500,000	24,390	24,390	*	—	*
Bill and Melinda Gates Foundation(12)	1,350,000	65,853	65,853	*	—	*
BNP Paribas Equity Strategies, SNC(7)(13)	2,964,000	144,585	144,585	*	—	*
CBI Pension Plan(12)	25,000	1,219	1,219	*	—	*
CC Convertible Arbitrage, Ltd.(7)(14)	2,000,000	97,561	97,561	*	—	*
Chrysler Corporation Master Retirement Trust(15)	8,225,000	401,219	401,219	*	—	*
Citigroup Global Markets Inc.(10)(16)	50,000	2,439	125,151	*	122,712	*
CNH CA Master Account, L.P.(17)	1,500,000	73,170	236,786	*	163,616	*
Context Convertible Arbitrage Fund, LP(18)	450,000	21,951	74,378	*	52,427	*
Context Convertible Arbitrage Offshore, Ltd.(18)	1,455,000	70,975	234,683	*	163,708	*
CooperNeff Convertible Strategies (Cayman) Master Fund, LP(13)	2,460,000	120,000	120,000	*	—	*
Credos High Yield Bond, L.P.(12)	500,000	24,390	24,390	*	—	*
DKR SoundShore Oasis Holding Fund Ltd.(19)	2,000,000	97,561	97,561	*	—	*
DKR SoundShore Opportunity Holding Fund Ltd.(20)	2,250,000	109,756	109,756	*	—	*
DKR SoundShore Strategic Holding Fund Ltd.(21)	500,000	24,390	24,390	*	—	*
Dreyfus Premier High Income Fund(12)(22)	1,350,000	65,853	65,853	*	—	*
Employees’ Retirement System of Rhode Island(12)	250,000	12,195	12,195	*	—	*
F.M. Kirby Foundation, Inc.(15)	1,435,000	70,000	70,000	*	—	*
Geode U.S. Convertible Arbitrage Fund(23)	500,000	24,390	24,390	*	—	*
Global Bermuda Limited Partnership	2,700,000	131,707	645,052	*	513,345	*
GMAM Investments Funds Trust(12)	800,000	39,024	39,024	*	—	*
Grace Brothers, Ltd.(24)	2,000,000	97,561	261,177	*	163,616	*
Grace Convertible Arbitrage Fund, Ltd.(24)	7,000,000	341,463	505,079	*	163,616	*
Honeywell International Inc. Master Retirement Trust(12)	800,000	39,024	39,024	*	—	*
IDEX-Transamerica Convertible Securities Fund(7)(9)	3,750,000	182,926	182,926	*	—	*
Institutional Benchmark Management(22)	520,000	25,365	69,423	*	44,058	*
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust(15)	1,000,000	48,780	48,780	*	—	*
International Truck & Engine Corporation Retiree Health Benefit Trust(15)	355,000	17,317	17,317	*	—	*
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust(15)	870,000	42,439	42,439	*	—	*
JMG Capital Partners, L.P.(22)	8,250,000	402,439	402,439	*	—	*
JMG Triton Offshore Fund, Ltd.(22)	8,250,000	402,439	402,439	*	—	*
JP Morgan Securities Inc.(10)(25)	4,500,000	219,512	571,286	*	351,774	*
Lakeshore International, Ltd.	10,800,000	526,829	2,222,299	*	1,695,470	*
Lehman Brothers, Inc.(10)	850,000	41,463	286,887	*	245,424	*
Lyxor/Convertible Arbitrage Fund Limited(13)	759,000	37,024	37,024	*	—	*
Lyxor/Zola Fund, Ltd.(26)	2,500,000	121,951	121,951	*	—	*
Mark IV Industries Inc. and Subsidiaries Employees’ Retirement Income Trust Fund(12)	100,000	4,878	4,878	*	—	*
MFS/SunLife Series Trust(7)(22)	200,000	9,756	9,756	*	—	*
Microsoft Corporation(15)	555,000	27,073	34,160	*	7,087	*
Mohican VCA Master Fund, Ltd.(27)	600,000	29,268	29,268	*	—	*

	Principal Amount of Notes Beneficially Owned that may be Sold	Shares of Class A Common Stock Issuable upon Conversion that may be Sold (1)	Shares of Class A Common Stock Beneficially Owned Before the Offering		Shares of Class A Common Stock Beneficially Owned After the Offering (4)
Name			Number (2)	Percent (3)	Number (2)	Percent (3)
Motion Picture Industry Health Plan – Active Member Fund(15)	185,000	9,024	9,024	*	—	*
Motion Picture Industry Health Plan – Retiree Member Fund(15)	130,000	6,341	6,341	*	—	*
MSD TCB, LP(28)	25,500,000	1,243,902	1,243,902	*	—	*
National Bank of Canada(7)(18)	175,000	8,536	27,953	*	19,417	*
Nations Convertible Securities Fund(22)	2,985,000	145,609	744,034	*	598,425	*
New York City Employees Retirement System(12)	350,000	17,073	17,073	*	—	*
New York City Police Pension Fund(12)	150,000	7,317	7,317	*	—	*
Nomura Securities International, Inc.(10)(29)	5,000,000	243,902	243,902	*	—	*
Och-Ziff Capital Structure Arbitrage Master Fund, Ltd.(30)	7,000,000	341,463	341,463	*	—	*
OCM Convertible Trust(15)	2,755,000	134,390	134,390	*	—	*
OCM Global Convertible Securities Fund(15)	240,000	11,707	12,580	*	873	*
OZ Master Fund, Ltd.(30)	9,903,000	483,073	2,295,373	1.01%	1,812,300	*
Partner Reinsurance Company Ltd.(15)	1,570,000	76,585	76,585	*	—	*
Pension Reserves Investment Trust(12)	1,350,000	65,853	65,853	*	—	*
PIMCO Convertible Fund(22)	350,000	17,073	17,073	*	—	*
Polaris Vega Fund L.P.(31)	7,250,000	353,658	353,658	*	—	*
Praxair Inc.(12)	125,000	6,097	6,097	*	—	*
Primus High Yield Bond Fund, L.P.(12)	500,000	24,390	24,390	*	—	*
Producers-Writers Guild of America Pension Plan(12)	200,000	9,756	9,756	*	—	*
Quattro Fund Ltd.(22)	5,700,000	278,048	626,980	*	348,932	*
Quattro Multistrategy Master Fund LP(22)	780,000	38,048	59,698	*	21,650	*
Qwest Occupational Health Trust(15)	290,000	14,146	14,146	*	—	*
Reform Pension Board(12)	100,000	4,878	4,878	*	—	*
Retirement Income Plan for Employees of Armstrong World Industries, Inc.(12)	150,000	7,317	7,317	*	—	*
Retirement Program Plan for Employees of the US Enrichment Corp.(12)	100,000	4,878	4,878	*	—	*
Ritchie Convertible Arbitrage Trading(32)	400,000	19,512	19,512	*	—	*
S.A.C. Arbitrage Fund, LLC(33)	12,500,000	609,756	1,107,506	*	497,750
Singlehedge US Convertible Aribtrage Fund(13)	797,000	38,878	38,878	*	—	*
State Employees’ Retirement Fund of the State of Delaware(15)	1,930,000	94,146	155,092	*	60,946	*
The St. Paul Travelers Companies, Inc. – Commercial Lines(15)	245,000	11,951	13,795	*	1,844	*
The St. Paul Travelers Companies, Inc. – Personal Lines(15)	170,000	8,292	9,554	*	1,262	*
Sturgeon Limited(34)	608,000	29,658	29,658	*	—	*
Sunrise Partners Limited Partnership(7)(35)	15,425,000	752,439	759,355	*	6,916	*
Teachers Retirement System for the City of New York(12)	350,000	17,073	17,073	*	—	*
UBS AG London(36)	5,000,000	243,902	243,902	*	—	*
UBS Securities LLC(10)	2,550,000	124,390	124,390	*	—	*
UnumProvident Corporation(15)	780,000	38,048	38,048	*	—	*
Vanguard Convertible Securities Fund, Inc.(15)(23)	18,165,000	886,097	925,364	*	39,267	*
Vicis Capital Master Fund(37)	6,250,000	304,878	304,878	*	—	*
Victus Capital, LP(7)(38)	6,250,000	304,878	304,878	*	—	*
Wachovia Capital Markets LLC(10)(39)	2,500,000	121,951	121,951	*	—	*
Wachovia Securities International Ltd.(10)(39)	5,000,000	243,902	243,902	*	—	*
White River Securities L.L.C.(10)(40)	500,000	24,390	24,390	*	—	*
Zola Partners, L.P.(41)	500,000	24,390	24,390	*	—	*

Total(42)	$345,000,000	16,829,273	23,925,708	10.48%	7,096,435	3.11%

*	Indicates less than 1%.

(1)	Assumes conversion of the entire amount of notes held by the selling securityholder at the rate of 48.7805 shares of our Class A common stock per each $1,000 principal amount of notes converted. The number of shares of Class A common stock issuable upon conversion of the notes may be adjusted under circumstances described under “Description of Notes.” Under the terms of the notes, cash will be paid instead of issuing any fractional shares.
(2)	Includes shares of Class A common stock that the selling securityholder has the right to acquire upon conversion of our 3.00% convertible notes due August 15, 2012, 3.25% convertible notes due August 1, 2010, 2.25% convertible notes due 2009 and 5.0% convertible notes due 2010.
(3)	Based on 228,321,493 shares of Class A common stock outstanding as of November 4, 2004.
(4)	We cannot estimate the amount of notes or the number of shares of Class A common stock issuable upon conversion of the notes that will be beneficially owned by the selling securityholders after any offering by the selling securityholders because they may sell all or a portion of the notes or the shares of Class A common stock beneficially owned by them. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares of Class A common stock covered by this prospectus will be held by the selling securityholders.
(5)	Anthony B. Bosco has voting and investment control over the securities beneficially owned by this selling securityholder.
(6)	Alexandra Investment Management, LLC, a Delaware limited liability company (“Alexandra”), serves as investment advisor to the Selling Securityholder (beneficial owner). By reason of such relationship, Alexandra may be deemed to share dispositive power or investment control over the shares of common stock stated as beneficially owned by the Selling Securityholder. Alexandra disclaims beneficial ownership of such shares of common stock. Messrs. Mikhail A. Filimonov (“Filimonov”) and Dimitri Sogoloff (“Sogoloff”) are managing members of Alexandra. By reason of such relationships, Filimonov and Sogoloff may be deemed to share dispositive power or investment control over the shares of common stock stated as beneficially owned by the Selling Securityholder. Filimonov and Sogoloff disclaim beneficial ownership of such shares of common stock.
(7)	This selling securityholder has identified itself as an affiliate of a broker-dealer. Please see “Plan of Distribution” for required disclosure regarding these selling securityholders.
(8)	Clark Hunt, Jonathan Bren and Ken Tananbaum have voting and investment control over the securities beneficially owned by this selling securityholder.
(9)	Kirk Kim and Edward Han, as investment officers, have voting and investment control over the securities beneficially owned by this selling securityholder.
(10)	This selling securityholder has identified itself as a registered broker-dealer and, accordingly, an underwriter. Please see “Plan of Distribution” for required disclosure regarding these selling securityholders.
(11)	This selling securityholder is a majority owned subsidiary of The Bear Stearns Companies Inc.
(12)	Shenkman Capital acts as investment manager for the selling securityholder’s account.
(13)	Christian Menestrier, Chief Executive Officer of CooperNeff Advisors, Inc., has voting and investment control over the securities beneficially owned by this selling securityholder.
(14)	As investment manager under a management agreement, Castle Creek Convertible Arbitrage LLC may exercise dispositive and voting power with respect to the shares owned by CC Convertible Arbitrage, Ltd. Castle Creek Convertible Arbitrage LLC disclaims beneficial ownership of such shares. Daniel Asher and Allan Weine are the managing members of Castle Creek Convertible Arbitage LLC. Messrs. Asher and Weine disclaim beneficial ownership of the shares owned by CC Convertible Arbitrage, Ltd.

(15)	Oaktree Capital Management LLC (“Oaktree”) is the investment manager of this selling securityholder. Oaktree does not own any equity interest in this selling securityholder but has investment and voting control over the securities beneficially owned by this selling securityholder. Lawrence Keele is a principal of Oaktree and is the portfolio manager for this selling securityholder. Mr. Keele, Oaktree and all employees and members of Oaktree disclaim beneficial ownership of the securities held by this selling securityholder, except for their pecuniary interest therein.
(16)	This selling securityholder is a wholly owned subsidiary of Citigroup Inc.
(17)	CNH Partners, LLC is the investment advisor of the selling securityholder and has sole voting and dispositive power over these securities. Investment principals for the advisor are Robert Krail, Mark Mitchell and Todd Pulvino.
(18)	Michael Rosen and William Fertig have voting and investment control over the securities beneficially owned by this selling securityholder.
(19)	DKR Capital Partners L.P. (“DKR LP”) is a registered investment advisor with the Securities and Exchange Commission and as such, serves as the managing general partner to DKR Oasis Management Company L.P., the investment manager to DKR SoundShore Oasis Holding Fund Ltd. (“Fund”). Seth Fischer has trading authority over the Fund.
(20)	DKR Capital Partners L.P. (“DKR LP”) is a registered investment advisor with the Securities and Exchange Commission and as such, is the investment manager to DKR SoundShore Opportunity Holding Fund Ltd. (the “Fund”). DKR LP has retained certain portfolio managers to act as the portfolio manager to the Fund managed by DKR LP. As such, DKR LP and certain portfolio managers have shared dispositive and voting power over the securities. With respect to these shares, Tom Kirvaitis has trading authority over the Fund.
(21)	DKR Capital Partners L.P. (“DKR LP”) is a registered investment advisor with the Securities and Exchange Commission and as such, is the investment manager to DKR SoundShore Strategic Holding Fund Ltd. (the “Fund”). DKR LP has retained certain portfolio managers to act as the portfolio manager to the Fund managed by DKR LP. As such, DKR LP and certain portfolio managers have shared dispositive and voting power over the securities. With respect to these shares, Seth Fischer has trading authority over the Fund.
(22)	This selling securityholder is a registered investment company under the Investment Company Act of 1940.
(23)	Vincent Gubitosi has voting and investment control over the securities beneficially owned by this selling securityholder.
(24)	Bradford Whitmore and Michael Brailov have investment and voting control over the securities beneficially owned by this selling securityholder.
(25)	This selling securityholder is a majority owned subsidiary of JP Morgan Chase and Co.
(26)	Mark Zola, Managing Member at Zola Capital Management, investment advisor to Lyxor/Zola Fund, Ltd., has voting and investment control over the securities beneficially owned by this selling securityholder.
(27)	Eric C. Hage and Daniel C. Hage have voting and investment control over the securities beneficially owned by this selling securityholder.
(28)	John Phelan and Glenn Furman have voting and investment control over the securities beneficially owned by this selling securityholder.
(29)	Simon Pharr has voting and investment control over the securities beneficially owned by this selling securityholder.
(30)	Daniel S. Och as Senior Managing Member of OZ Management, LLC, the investment manager to this selling securityholder, may be deemed to have voting and/or investment control to the securities held by this selling securityholder.
(31)	Gregory R. Levinson has voting and investment control over the securities beneficially owned by this selling securityholder.

(32)	A.R Thane Ritchie, President of Ritchie Capital Management, LLC, has voting and investment control over the securities beneficially owned by this selling securityholder.
(33)	Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company (“SAC Capital Advisors”), and S.A.C. Capital Management, LLC, a Delaware limited liability company (“SAC Capital Management”) share all investment and voting power with respect to the securities held by S.A.C. Arbitrage Fund, LLC. Mr. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management. Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of such securities.
(34)	CooperNeff Advisors, Inc. has shared voting and sole investment control over the securities beneficially owned by this selling securityholder. Christian Menestrier is the Chief Executive Officer of CooperNeff Advisors, Inc.
(35)	S. Donald Sussman has voting and investment control over the securities beneficially owned by this selling securityholder.
(36)	Dominic Lynch has voting and investment control over the securities beneficially owned by this selling securityholder.
(37)	John Succo, Shad Stastney and Sky Lucas have voting and investment control over the securities beneficially owned by this selling securityholder.
(38)	John Succo, Sky Lucas, Shad Stastney and Bryan Rwan have voting and investment control over the securities beneficially owned by this selling securityholder.
(39)	This selling securityholder is a majority owned subsidiary of Wachovia Corporation.
(40)	Yan Erlikh and David Liebowitz have voting and investment control over the securities beneficially owned by this selling securityholder.
(41)	Mark Zola, Managing Member at Zola Capital Management, General Partner of Zola Partners, L.P., has voting and investment control over the securities beneficially owned by this selling securityholder.
(42)	Because certain of the selling securityholders may have sold, transferred or otherwise disposed of all or a portion of their notes either under this prospectus or in transactions exempt from the registration requirements of the Securities Act of 1933 since the date on which they provided to us the information presented in this table, this prospectus may not reflect the exact principal amount of notes held by each selling securityholder on the date hereof. Information about other selling securityholders, if any, will be set forth from time to time in one or more post-effective amendments to the registration statement, as may be required by SEC rules and regulations, of which this prospectus forms a part. We have assumed that any other holders of the securities, or any future transferees, pledgees, donees or successors of or from any such holders of securities do not beneficially own any shares of Class A common stock other than the Class A common stock issuable upon conversion of the notes. The maximum aggregate principal amount of notes that may be sold pursuant to this prospectus will not exceed $345,000,000.

Other than as set forth above, no selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years before the date of this prospectus.

DESCRIPTION OF NOTES

We issued the notes under an indenture between us and The Bank of New York, as trustee. Copies of the indenture and the registration rights agreement referred to below are included as exhibits to the registration statement of which this prospectus forms a part and are available as set forth above on page 1 under the heading “Where You Can Find More Information.” The following is a summary of certain provisions of the indenture and the registration rights agreement and does not purport to be complete. Reference should be made to all provisions of the indenture and the registration rights agreement, including the definitions of certain terms contained therein. As used in this section, the terms “we”, “us” and “our” refer to American Tower Corporation, but not any of our subsidiaries, unless the context requires otherwise.

General

The notes are our senior unsecured general obligations. The notes are limited to an aggregate principal amount of $345,000,000. The notes will mature on August 15, 2012.

The notes accrue interest at a rate of 3.00% per annum from August 20, 2004, or from the most recent interest payment date to which interest has been paid or duly provided for, and accrued and unpaid interest will be payable semi-annually in arrears on February 15 and August 15 of each year, which we refer to as interest payment dates, beginning February 15, 2005. Interest will be paid to the person in whose name a note is registered at the close of business on the February 1 or August 1, which we refer to as the record dates, immediately preceding the relevant interest payment date. Each payment of interest on the notes will include interest accrued through the day before the applicable interest payment date (or purchase or redemption, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from the original payment date to the date of that payment on the next succeeding business day. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Payments on the notes will be made in U.S. dollars at the office of the trustee. At our option, however, we may make payments by check mailed to the holder’s registered address or, with respect to global notes, by wire transfer. You may present the notes for conversion, registration of transfer and exchange, without service charge, at the office of our paying agent, initially the trustee, in New York, New York and at the corporate trust office of the trustee in New York, New York.

Ranking

The notes rank equally with our senior unsecured indebtedness. As of September 30, 2004, our senior unsecured indebtedness included $345.0 million of the notes, $485.7 million principal amount of convertible notes due in 2009 and 2010, $636.1 million principal amount of our 9 3/8% senior notes due 2009 and $225.0 million principal amount of our 7.50% senior notes due 2012.

Our subsidiaries do not guarantee the notes. The notes are structurally subordinated to all indebtedness of our subsidiaries. This indebtedness includes the borrowings of our principal operating subsidiaries under the credit facility, the ATI 12.25% senior subordinated discount notes and the ATI 7.25% senior subordinated notes, all of which are guaranteed by us and substantially all of our subsidiaries. Additionally, the credit facility is secured by our assets and the assets of substantially all of our subsidiaries. As of September 30, 2004, the following amounts of subsidiary debt were outstanding: $699.0 million under the credit facility, $395.4 million accreted value of ATI 12.25% senior subordinated discount notes ($366.6 million, net of the allocated fair value of warrants of $28.8 million), $400.0 million of ATI 7.25% senior subordinated notes and $61.6 million of other long-term subsidiary debt. In addition, under the credit facility, we would have had $400.0 million in undrawn revolving loan commitments, against which approximately $26.7 million of undrawn letters of credit were outstanding.

Conversion

You are entitled to convert your notes, in denominations of $1,000 principal amount or multiples thereof, into our Class A common stock at any time before the close of business on the last trading day prior to the maturity date of the notes, subject to prior redemption or repurchase of the notes. Each $1,000 principal amount of notes may be converted into our Class A common stock at the conversion rate of 48.7805 shares per note, which is equal to an initial conversion price of approximately $20.50 per share. The conversion rate may be adjusted for certain events as described under “Conversion Rate Adjustments”, but it will not be adjusted for accrued interest.

Upon conversion, you will not be entitled to any payment or adjustment on account of accrued and unpaid interest on the notes. Our delivery to you of the fixed number of shares of Class A common stock into which the notes are convertible, together with cash in lieu of any fractional share, will be deemed to satisfy our obligation to pay principal and accrued interest on the notes to the date of conversion. Accrued interest is deemed to be paid in full rather than canceled, extinguished or forfeited.

If the notes are converted during the period after any interest record date and prior to the corresponding interest payment date, you will receive the interest payable on those notes on the corresponding interest payment date notwithstanding the conversion (unless they have been called for redemption on a redemption date within the period from the close of business on any regular record date to the opening of business on the next interest payment date) and upon surrender of the notes for conversion you must pay funds equal to the semi-annual cash interest payable on the principal amount to be converted. You may not convert notes called for redemption after the close of business on the business day preceding the date fixed for redemption, unless we default in payment of the redemption price. We will not issue fractional shares of Class A common stock upon conversion. Rather, we will pay the converting holder cash equal to the fair market value of the fractional interest, unless cash payment is prohibited by our indebtedness. In that case, we will issue fractional shares.

If you wish to exercise your conversion right, you must deliver an irrevocable conversion notice, together, if the notes are in certificated form, with the certificated security (the date of such delivery of notice, the “conversion date”), to the conversion agent who will, on your behalf, convert the notes into shares of our Class A common stock. You may obtain copies of the required form of the conversion notice from the conversion agent. The Bank of New York will act as the initial conversion agent.

If and only to the extent you elect to convert your notes in connection with a transaction described in clause (4) of the definition of fundamental change as described below under “—Repurchase at Option of Holder upon a Fundamental Change” pursuant to which 10% or more of the consideration for our Class A common stock (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in such fundamental change transaction consists of cash or securities (or other property) that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq National Market, we will increase the conversion rate by a number of additional shares as described under “—Adjustment to Conversion Rate upon Certain Fundamental Changes—General” or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that the notes are convertible into shares of the acquiring or surviving entity as described under “—Adjustment to Conversion Rate upon Certain Fundamental Changes—Conversion After a Public Acquirer Change of Control.” We must give notice to all holders and to the trustee at least 15 trading days prior to the anticipated effective date of such a fundamental change. We must also give notice to all holders and to the trustee that such a fundamental change has become effective. Holders may surrender notes for conversion and receive the additional shares described under “—Adjustment to Conversion Rate upon Certain Fundamental Changes—General” at any time from and after the date which is 15 days prior to the anticipated effective date of such fundamental change until and including the date which is 15 days after the actual effective date (or, if such transaction also results in holders having a right to require us to repurchase their notes, until the fundamental change repurchase date).

If we engage in certain reclassifications of our Class A common stock or if we are a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets, in each case pursuant to which our Class A common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into our Class A common stock will be changed into a right to convert a note into the kind and amount of cash, securities or other property which a holder would have received if the holder had converted its notes immediately prior to the applicable record date for such transaction. In such a case, any increase in the conversion rate by the additional shares as described under “—Adjustment to Conversion Rate upon Certain Fundamental Changes—General” will not be payable in shares of our Class A common stock, but will represent a right to receive the aggregate amount of cash, securities or other property into which the additional shares would convert into in the transaction from the surviving entity (or an indirect or direct parent thereof). Notwithstanding the first sentence of this paragraph, if we elect to adjust the conversion rate and our conversion obligation as described in “—Adjustment to Conversion Rate upon Certain Fundamental Changes—Conversion After a Public Acquirer Change of Control,” the provisions described in that section will apply instead of the provisions described in the first sentence of this paragraph.

In addition, if the transaction constitutes a fundamental change, a holder may be able to require us to redeem all or a portion of its notes as described under “—Repurchase at Option of Holder upon a Fundamental Change.”

Conversion Rate Adjustments

The initial conversion rate into shares of our Class A common stock is subject to adjustment upon the following events:

(1)	the issuance of shares of Class A common stock as a dividend or distribution on shares of Class A common stock. In such cases the conversion rate shall be increased by multiplying:

•	the conversion rate by

•	a fraction, the numerator of which will be the sum of the number of shares of Class A common stock outstanding immediately prior to distribution plus the number of shares constituting such distribution, and the denominator of which will be the number of shares of Class A common stock outstanding immediately prior to the distribution;

(2)	subdivisions, combinations and reclassifications of the shares of Class A common stock, (other than reclassifications provided for under “—Adjustment to Conversion Rate upon Certain Fundamental Changes”). In cases of subdivisions and combinations, the conversion rate will be appropriately adjusted to reflect the greater or lesser number of shares of Class A common stock outstanding after any such subdivision or combination. In case of a reclassification, the conversion rate will be adjusted so that upon conversion, a holder of notes will receive the securities it would have owned or have been entitled to receive had such notes been converted immediately prior to the reclassification;

(3)	the issuance to all holders of shares of Class A common stock of options, rights or warrants to subscribe for or purchase shares of Class A common stock (or securities convertible into shares of Class A common stock) for a period of not more than 45 days to subscribe for or purchase shares of Class A common stock at a price per share (or a conversion price per share) less than the current market price per share, provided, however, that the conversion rate will be readjusted to the extent that such subscription, purchase or conversion rights are not exercised on or prior to the expiration date thereof. In such cases, the conversion rate will be increased by multiplying:

•	the conversion rate by

•	a fraction, the numerator of which shall be the number of shares of Class A common stock outstanding plus the number of shares so offered for subscription or purchase and the denominator shall be the number of shares outstanding plus the number of shares of Class A common stock which the aggregate of the offering price of the total number of shares of Class A common stock so offered for subscription or purchase would purchase at the current market price per share.

(4)	a payment by us or one of our subsidiaries in respect of a repurchase (including by way of a tender offer or exchange offer) of shares of our Class A common stock to the extent that the cash and value of any other consideration included in the payment per share of Class A common stock exceeds the current market price per share (as defined below) of our Class A common stock on the trading day next succeeding the date of such repurchase (or the last date on which tenders or exchanges may be made pursuant to a tender or exchange offer). In such cases, the conversion rate will be increased by multiplying:

•	the conversion rate by

•	a fraction, the numerator of which will be the sum of (x) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our Class A common stock we purchase in such repurchases and (y) the product of the number of shares of our Class A common stock outstanding less any such purchased shares and the current market price per share of our Class A common stock on the trading day next succeeding the date of the repurchases (or the last date on which tenders or exchanges may be made pursuant to a tender or exchange offer) and the denominator of which will be the product of the number of shares of our Class A common stock outstanding, including any such purchased shares, and the current market price per share of our Class A common stock on the trading day next succeeding the date of the repurchases (or the last date on which tenders or exchanges may be made pursuant to a tender or exchange offer);

(5)	the distribution to all holders of shares of Class A common stock of shares of our capital stock, evidences of our indebtedness, securities, cash or other assets, including options, rights or warrants to purchase our securities, excluding from the foregoing distributions of shares of Class A common stock referred to in (1) above, options, rights and warrants (or convertible securities) referred to in (3) above, dividends and distributions paid exclusively in cash covered by (6) below and cash distributions upon a consolidation or merger to which the next to the last paragraph of the section “—Conversion” applies. In such cases, the conversion rate will be increased by multiplying:

•	the conversion rate by

•	a fraction, the numerator of which is the current market price per share of our Class A common stock and the denominator of which is the current market price per share of our Class A common stock minus the fair market value, as determined by our board of directors, of the indebtedness, securities, cash or other assets so distributed that is applicable to one share of Class A common stock; and

(6)	the distribution by us of cash to all holders of Class A common stock, excluding any cash portion of distributions referred to in (5) above, or cash distributions upon a merger or consolidation to which the last paragraph of this section “—Conversion Rate Adjustments” applies. In such cases, the conversion rate will be increased by multiplying:

•	the conversion rate by

•	a fraction, the numerator of which will be the current market price per share of our Class A common stock and the denominator of which will be the current market price per share of our Class A common stock minus the amount per share of such dividend or distribution.

For the purpose of any computation under (3), (5) or (6) above, the current market price per share of our Class A common stock means the average of the closing sale price per share of our Class A common stock for the 20 consecutive trading days ending the day before the “ex” date with respect to the issuance or distribution requiring such computation. For purposes of any computation under (4) above, the current market price per share of our Class A common stock means the average of the closing sale price per share of our Class A common stock for the 20 consecutive trading days commencing the trading day next succeeding the date of such repurchase (or the last date on which tenders or exchanges may be made pursuant to a tender offer or exchange offer). The “ex” date means the first date on which the Class A common stock trades in the applicable securities exchange without the right to receive such issuance or distribution. The closing sale price of our Class A common stock means the closing per share sale price (or if no closing per share sales price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask price) on that date as reported on the NYSE or, if our Class A common stock is not then listed on the NYSE, then on such national or regional exchange or market on which the Class A common stock is then listed or quoted.

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of shares of our Class A common stock, in each case based on the average closing sales prices of those securities for the 20 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the NYSE, the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

To the extent permitted by law, we may increase the conversion rate by any amount for any period of at least 20 days if our board of directors determines that the increase would be in our best interests. Any such determination by our board will be conclusive. We may also increase the conversion rate as our board of directors deems advisable to avoid or diminish any income tax to holders of Class A common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event so treated for income tax purposes.

If an increase in the conversion rate is made with respect to a distribution of cash or other property (but generally not stock dividends or rights to subscribe for shares of Class A common stock) to our stockholders, such increase will result in a deemed distribution to U.S. holders of the notes for U.S. federal income tax purposes. See “Certain United States Federal Income Tax Consequences.”

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate.

Adjustment to Conversion Rate upon Certain Fundamental Changes

    General

If and only to the extent you elect to convert your notes in connection with a transaction described in clause (4) of the definition of fundamental change as described below under “—Repurchase at Option of Holder upon a Fundamental Change” pursuant to which 10% or more of the consideration for our Class A common stock (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in such fundamental change transaction consists of cash or securities (or other property) that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq National Market, we will increase the conversion rate for the notes surrendered for conversion by a number of additional shares (the “additional shares”) as described below. The number of additional shares will be determined by reference to the table below, based on the date on which such fundamental change transaction becomes effective (the “effective date”) and the price (the “stock price”) paid per share for our Class A common stock in such fundamental change transaction. If holders of our Class A common stock receive only cash in such fundamental change transaction, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our Class A common stock on the five trading days prior to but not including the effective date of such fundamental change transaction.

The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the notes is adjusted, as described above under “—Conversion Rate Adjustments.” The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

The following table sets forth the hypothetical stock price and number of additional shares issuable per $1,000 principal amount of notes:

Effective Date of Fundamental Change	Stock Price
	$14.80	$16.00	$17.00	$18.00	$20.00	$25.00	$30.00	$50.00	$100.00	$200.00
August 20, 2004	18.7855	16.4736	14.8648	13.4052	11.1325	7.5303	5.4317	2.2733	0.7055	0.1365
August 15, 2005	17.5321	15.1498	13.5916	12.2216	9.8909	6.4963	4.5361	1.8116	0.5678	0.1058
August 15, 2006	16.5836	14.2562	12.4451	10.9267	8.7961	5.4279	3.6779	1.4184	0.4607	0.0868
August 15, 2007	15.6273	13.0318	11.3822	9.8116	7.6329	4.2930	2.7188	0.9162	0.3236	0.0621
August 15, 2008	14.9826	11.9418	9.9265	8.4304	5.9760	2.6543	1.4156	0.4537	0.1721	0.0400
August 15, 2009	19.5472	14.4226	10.7048	7.4001	1.7820	0.4500	0.3750	0.2250	0.1125	0.0563
August 15, 2010	19.2938	14.1883	10.4842	7.1917	1.5945	0.3000	0.2500	0.1500	0.0750	0.0375
August 15, 2011	19.0405	13.9539	10.2636	6.9834	1.4070	0.1500	0.1250	0.0750	0.0375	0.0188
August 15, 2012	19.0405	13.9539	10.2636	6.9834	1.4070	0.1500	0.1250	0.0750	0.0375	0.0188

The stock prices and additional share amounts set forth above are based upon a Class A common stock price of $14.80 at August 16, 2004 and an initial conversion price of $20.50.

The exact stock price and repurchase dates may not be set forth on the table; in which case, if the stock price is:

•	between two stock price amounts on the table or the repurchase date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365 day year;

•	in excess of $200.0 per share (subject to adjustment), no additional shares will be issued upon conversion;

•	less than $14.80 per share (subject to adjustment), no additional shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of shares of Class A common stock issuable upon conversion exceed 67.5676 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

    Conversion After a Public Acquirer Change of Control

Notwithstanding the foregoing, in the case of a public acquirer change of control (as defined below), we may, in lieu of increasing the conversion rate by additional shares as described in “—Adjustment to Conversion Rate upon Certain Fundamental Changes—General” above, elect to adjust the conversion rate and the related conversion obligation such that from and after the effective date of such public acquirer change of control, holders of the notes will be entitled to convert their notes into a number of shares of public acquirer common stock (as defined below) by adjusting the conversion rate in effect immediately before the public acquirer change of control by a fraction:

•	the numerator of which will be (i) in the case of a share exchange, consolidation, merger or binding share exchange, pursuant to which our Class A common stock is converted into cash, securities or other property, the average value of all cash and any other consideration (as determined by our board of directors) paid or payable per share of Class A common stock or (ii) in the case of any other public acquirer change of control, the average of the last reported sale price of our Class A common stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer change of control, and

•	the denominator of which will be the average of the last reported sale prices of the public acquirer common stock for the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer change of control.

A “public acquirer change of control” means any event constituting a fundamental change that would otherwise obligate us to increase the conversion rate as described above under “—Adjustment to Conversion Rate upon Certain Fundamental Changes—General” and the acquirer has a class of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such fundamental change (the “public acquirer common stock”). If an acquirer does not itself have a class of common stock satisfying the foregoing requirement, it will be deemed to have “public acquirer common stock” if either (1) a direct or indirect majority owned subsidiary of acquirer or (2) a corporation that directly or indirectly owns at least a majority of the acquirer, has a class of common stock satisfying the foregoing requirement; in such case, all references to public acquirer common stock shall refer to such class of common stock. Majority owned for these purposes means having “beneficial ownership” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of all shares of the respective entity’s capital stock that are entitled to vote generally in the election of directors.

Upon a public acquirer change of control, if we so elect, holders may convert their notes (subject to the satisfaction of the conditions to conversion described under “—Conversion” above) at the adjusted conversion rate described in the second preceding paragraph but will not be entitled to the increased conversion rate described under “—Adjustment to Conversion Rate upon Certain Fundamental Changes—General.” We are required to notify holders of our election in our notice to holders of such transaction. As described under “—Conversion”, holders may convert their notes upon a public acquirer change of control during the period specified therein. In addition, the holder can also, subject to certain conditions, require us to repurchase all or a portion of its notes as described under “—Repurchase at Option of Holder upon a Fundamental Change.”

Repurchase at Option of the Holder upon a Fundamental Change

Upon the occurrence of a fundamental change (as defined below in this section), you will have the right to require us to repurchase in cash all of your notes not previously called for redemption, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay is equal to 100% of the principal amount of the notes plus accrued and unpaid interest up to, but not including, the repurchase date, payable in cash.

Within 15 days after the occurrence of a fundamental change, we are obligated to give you notice of the fundamental change and of the repurchase right arising as a result of the fundamental change. We must also deliver a copy of this notice to the trustee. To exercise the repurchase right, you must deliver before the 45th day after the date of our notice written notice to the trustee of your exercise of your repurchase right, together with the notes with respect to which the right is being exercised. We are required to repurchase the notes on the date that is 45 days after the date of our notice. See “—Procedure for Tendering Notes for Repurchases” for details on how to tender your notes for repurchase.

A “fundamental change” will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

(1)	any “person” (as such term is used in Section 13(d) of the Exchange Act) other than us, our subsidiaries or our or their employee benefit plans, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act, except that for purposes of this clause such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire), directly or indirectly, of more than 50% of the total voting power of all shares of our capital stock then outstanding and normally entitled to vote in the election of directors without regard to the occurrence of any contingency (the “voting stock”). For the purposes of this clause, a person shall be deemed to beneficially own any voting stock of an entity held by any other entity (the “parent entity”), if such person is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the voting stock of the parent entity;

(2)

during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors (together with any new directors whose election by our board of directors or whose nomination for election by our stockholders was approved by a vote of a majority of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office;

(3)	the termination of trading of our Class A common stock, which shall be deemed to have occurred at any time after the notes are originally issued that shares of our Class A common stock (or other common stock into which the notes are then convertible) is neither listed for trading on the NYSE nor approved for trading or quoted on the Nasdaq National Market or any other U.S. securities exchange or another established over-the counter trading market in the United States; or

(4)	consummation of any merger or consolidation of us with or into another person or the merger of another person with or into us or the sale of all or substantially all our assets to another person and, in the case of any such merger, consolidation or sale, our Class A common stock that are outstanding immediately prior to such transaction are changed into or exchanged for cash, securities or property, unless pursuant to such transaction our Class A common stock is changed into or exchanged for, in addition to any other consideration, securities of the surviving person or transferee that represent, immediately after such transaction, at least a majority of the aggregate voting power of the voting stock of the surviving person or transferee.

However, notwithstanding the foregoing, noteholders will not have the right to require us to repurchase any notes (and we will not be required to deliver the notice incidental thereto), if either:

(A)	the last reported sale price of our Class A common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the fundamental change or the public announcement thereof, equals or exceeds 105% of the applicable conversion price of the notes immediately before the fundamental change or the public announcement thereof;

(B)	at least 90% of the consideration, excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights, in the transaction or transactions constituting the fundamental change consists of shares of capital stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with a fundamental change (these securities being referred to as “publicly traded securities”) and as a result of this transaction or transactions the notes become convertible into such publicly traded securities; or

(C)	in the case of clause (4) above, the transaction is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our Class A common stock solely into shares of common stock of the surviving entity.

For purposes of the above paragraph the term “capital stock” of any person means any and all shares (including ordinary shares or American depositary shares), interests, participations or other equivalents however designated of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such person.

Rule 13e-4 under the Exchange Act requires the dissemination of prescribed information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to the holders of notes. We will comply with this rule to the extent it applies at that time.

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our and our subsidiaries’ assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our and our subsidiaries’ assets may be uncertain.

The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us or our business.

We may be unable to repurchase the notes in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay for the repurchase price for all tendered notes. Moreover, a fundamental change would constitute an event of default under the credit facility. The credit facility and the indentures governing the ATI 12.25% senior subordinated discount notes and the 7.25% senior subordinated notes contain certain restrictions on our ability to redeem or repurchase any of the notes using cash from our subsidiaries, including, in the case of the credit facility, a prohibition on such redemption or repurchase in the case of a default or event of default thereunder. In addition, any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes under some circumstances or expressly prohibit our repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from repurchasing notes using cash from our subsidiaries and otherwise do not have our own available cash, we could seek the consent of our relevant lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we may not be able to repurchase the notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which in turn would constitute an event of default under the credit facility and the senior indentures, which might also constitute a default under the terms of our other indebtedness.

Procedure for Tendering Notes for Repurchase

Our notice of an upcoming repurchase date described in “—Repurchase at Option of the Holder Upon a Fundamental Change” will be given to all noteholders at their addresses shown in the register of the registrar. We will also give notice to beneficial owners to the extent required by applicable law. Our notice of an upcoming repurchase date will state, among other things, the procedures that holders must follow to require us to repurchase their notes.

Your notice that you have elected to tender your notes for repurchase must include:

(1)	if certificated notes have been issued, the note certificate numbers (or, if the notes are not certificated, the repurchase notice must comply with appropriate DTC procedures);

(2)	the portion of the original principal amount of notes to be repurchased, which must be in $1,000 multiples; and

(3)	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the day prior to the repurchase date. The withdrawal notice must state:

(1)	the original principal amount of the withdrawn notes;

(2)	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if the notes are not certificated, the withdrawal notice must comply with appropriate DTC procedures); and

(3)	the original principal amount, if any, which remains subject to the repurchase notice.

If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the notice.

Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price, then, on and after the repurchase date:

•	the note will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the note;

whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

We will promptly pay the repurchase price for notes surrendered for repurchase following the repurchase date. We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of an offer by us to repurchase the notes upon a fundamental change. We will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the notes upon a fundamental change.

Optional Redemption by American Tower Corporation

Prior to August 20, 2009, we cannot redeem the notes at our option. Beginning on August 20, 2009, we may redeem the notes, in whole at any time, or in part from time to time, for cash at the following redemption prices, expressed as a percentage of the principal amount. We are required to pay accrued and unpaid interest up to but not including the date of redemption. We will give not less than 20 days’ nor more than 60 days’ notice of redemption by mail to holders of the notes. If we opt to redeem less than all of the notes at any time, the trustee will select or cause to be selected the notes to be redeemed in principal amounts of $1,000 or integral multiples thereof. The trustee may select the notes by lot, pro rata or by any other method the trustee considers fair and appropriate.

Twelve Months (or shorter period) commencing	Redemption Price
August 20, 2009	101.125%
August 15, 2010	100.750%
August 15, 2011	100.375%
August 15, 2012	100.000%

Consolidation, Merger and Sales of Assets

We may not (1) consolidate with or merge into any other person or sell, convey, lease or transfer our properties and assets substantially as an entirety to any other person in any one transaction or series of related transactions, or (2) permit any person to consolidate with or merge into us, unless:

•	if we are not the surviving person, the surviving person formed by such consolidation or into which we are merged or the person to which our properties and assets are so transferred shall be a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, and shall execute and deliver to the trustee a supplemental indenture expressly assuming the payment when due of the principal of and interest on the notes and the performance of each of our other covenants under the indenture, and

•	in either case, the surviving person shall take any steps necessary to ensure that the securities issuable upon conversion of the notes to non-affiliate holders shall not be restricted under the Securities Act and, immediately after giving effect to such transaction, no default or event of default shall have occurred and be continuing.

Events of Default and Remedies

An event of default is defined in the indenture as being any of the following:

•	our default in payment of the principal amount at maturity, optional redemption price or any fundamental change repurchase price when due, upon maturity, acceleration, redemption or otherwise, on any of the notes;

•	our default for 30 days in payment of any installment of interest, including liquidated damages, if any, on the notes;

•	our default for 60 days after notice in the observance or performance of any other covenants in the indenture;

•	certain events involving bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries;

•	our failure to give notice of the right to require us to purchase notes following the occurrence of a fundamental change within the time required to give such notice;

•	the default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any of our significant subsidiaries (or the payment of which is guaranteed by us or any of our significant subsidiaries) whether such indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

•	is caused by a failure to pay principal of, or interest or premium, if any, on such indebtedness prior to the expiration of the grace period provided in such indebtedness on the date of such default, which we refer to as a “payment default”; or

•	results in the acceleration of such indebtedness prior to its express maturity;

and, in each case, if the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $25.0 million or more; and

•	our failure or the failure of any of our significant subsidiaries to pay final judgments aggregating in excess of $25.0 million, which judgments are not paid, discharged or stayed for a period of 60 days.

The indenture provides that if any event of default exists, the trustee or the holders of not less than 25% in principal amount of the notes then outstanding may declare the principal amount of, and any accrued and unpaid interest, including liquidated damages, if any, on all notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an event of default arising from certain events of bankruptcy or insolvency involving us or any of our significant subsidiaries, all outstanding notes will become due and payable without further action or notice. However, if we cure all defaults, except the nonpayment of principal and interest with respect to any notes that become due by acceleration, and certain other conditions are met, the holders of a majority in principal amount of the notes then outstanding may rescind that acceleration. Holders may similarly waive past defaults.

The holders of a majority in principal amount of the notes then outstanding have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee, subject to certain limitations specified in the indenture.

The indenture provides that while the trustee shall give notice to the holders of notes of any default, the trustee may withhold notice of any default or event of default (except in payment on the notes) if the trustee in good faith considers it in the interest of the note holders to refrain from giving notice.

Modification of the Indenture

The indenture contains provisions permitting us and the trustee, with the consent of the holders of not less than a majority in principal amount of the notes at the time outstanding, to modify the indenture and the rights of the note holders. However, without the consent of each note holder so affected, we cannot make any modification that will:

•	change the final maturity of any notes;

•	reduce the rate or extend the time for payment of interest;

•	reduce the principal amount or any premium;

•	change the provisions for liquidated damages, for redemption or for repurchase upon a fundamental change, in each case in a manner adverse to the holders;

•	impair or affect the right of a holder to institute suit for the payment of principal, interest or any premium;

•	change the currency in which the notes are payable;

•	impair the right to convert the notes into shares of Class A common stock; or

•	reduce the percentage of notes, the consent of the holders of which is required for any modification.

We may, without the consent of any holder of notes, amend or supplement the indenture or the notes to:

•	cure any ambiguity, defect or inconsistency or make any other changes in the provisions of the indenture which we and the trustee may deem necessary or desirable, provided such amendment does not materially and adversely affect the notes;

•	provide for uncertificated notes in addition to or in place of certificated notes;

•	provide for the assumption of our obligations to holders of notes in the circumstances required under the indenture as described under “Consolidation, Merger and Sales of Assets”;

•	provide for conversion rights of holders of notes in certain events such as our consolidation or merger or the sale of all or substantially all of our assets;

•	increase the conversion rate;

•	evidence and provide for the acceptance of the appointment under the indenture of a successor trustee;

•	make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder; or

•	comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

Registration Rights

On August 20, 2004, we entered into a registration rights agreement with the initial purchaser pursuant to which we, at our expense, agreed, for the benefit of the holders, to file with the SEC a registration statement covering resale of the notes and of the shares of our Class A common stock issuable upon conversion of the notes as soon as is reasonably practicable, but in any event within 90 days after the first date of original issuance of the notes. We agreed to use reasonable best efforts to cause the shelf registration statement to become effective as promptly as practicable, but in any event within 210 days of such first date of original issuance, and to keep a shelf registration statement effective until the earlier of (1) the sale pursuant to a shelf registration statement of all the securities registered thereunder and (2) the expiration of the holding period applicable to such securities held by persons that are not affiliates of us under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions. We are permitted to suspend the use of a prospectus that is part of a shelf registration statement under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events for a period not to exceed 45 days in any three-month period and not to exceed an aggregate of 120 days in any 12-month period.

We agreed to pay predetermined liquidated damages as described herein (“Liquidated Damages”) to holders of the notes and holders of our Class A common stock issued upon conversion of the notes if a shelf registration statement is not timely filed or made effective or if the prospectus is unavailable for the periods in excess of those permitted above. Such Liquidated Damages shall accrue until such failure to file or become effective or unavailability is cured, (1) in respect of each $1,000 principal amount of notes, at a rate per year equal to 0.25% for the first 90 day period after the occurrence of such event and 0.5% thereafter of such principal amount, plus accrued interest thereon to the date of determination, and (2) in respect of any Class A common stock issued upon conversion of each $1,000 principal amount of notes, at a rate per year equal to 0.25% for the first 90 day period and 0.5% thereafter of such principal amount, plus accrued interest to the date of determination divided by the then applicable conversion rate. So long as the failure to file or become effective or such unavailability continues, we will pay Liquidated Damages in cash on February 15 and August 15 of each year to the holder of record of the notes or Class A common stock issuable in respect of the notes on the immediately preceding February 1 or August 1. When such registration default is cured, accrued and unpaid Liquidated Damages will be paid in cash to the record holder as of the date of such cure. In no event will we be required to pay Liquidated Damages for more than one registration default at any given time.

We are obligated to:

•	make available to holders of registrable securities copies of the prospectus related to the shelf registration statement,

•	notify each electing holder when the shelf registration statement has become effective, and

•	take certain other actions as are required to permit unrestricted resales of the registrable securities.

If you sell registrable securities pursuant to the registration statement, you:

•	will usually be required to be named as a selling security holder in the prospectus and to deliver the prospectus to purchasers,

•	will be subject to certain of the civil liability provisions under the Securities Act in connection with your sales, and

•	will be bound by the applicable provisions of the registration rights agreement, including certain indemnification rights and obligations.

Each registrable security contains a legend to the effect that the holder is deemed to have agreed to be bound by the provisions of the registration rights agreement.

We will mail a notice and questionnaire to the holders of registrable securities not less than 30 calendar days prior to the time we intend in good faith to have the shelf registration statement declared effective. Holders are required to complete and deliver the signed notice and questionnaire at least five business days prior to the effective date of the shelf registration statement to be named as selling security holders in the prospectus at the time of effectiveness. Holders of registrable securities will, however, have at least 20 calendar days from the date on which the notice and questionnaire is first mailed to them to return a completed and signed notice and questionnaire.

No holder of registrable securities will be entitled to be named as a selling security holder in the shelf registration statement at the time of the effectiveness of the registration statement, and no holder of registrable securities will be entitled to use the prospectus forming a part of the shelf registration statement for offers and resales of registrable securities at any time, until such holder has returned a completed and signed notice and questionnaire to us.

Beneficial owners of registrable securities who have not returned a notice and questionnaire by the deadline described above may receive another notice and questionnaire from us upon request. Upon our receipt of a completed and signed notice and questionnaire, together with such other information as we may reasonably request from a holder following the effectiveness of a shelf registration statement, we will, within ten business days of such receipt, file such supplements to the related prospectus as are necessary to permit such holder to deliver such prospectus to purchasers of the registrable securities, subject to our right to suspend the use of the prospectus as described above. However, to the extent that we are required to file an amendment to the shelf registration statement in order to permit any such holder to deliver such prospectus to purchasers of registrable securities, we will file such amendment no later than the first business day of the next calendar quarter that begins on or after the 10 business days following the date that we receive the completed questionnaire.

The summary of certain provisions of the registration rights agreement does not purport to be complete. It is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement. A copy of the registration rights agreement is included as an exhibit to the registration statement of which this prospectus forms a part and is available as set forth under “Where You Can Find More Information.”

Concerning the Trustee

The Bank of New York is the trustee, registrar conversion agent and paying agent and is a lender under the credit facility and may provide other commercial banking services to us in the future.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Form, Exchange, Registration and Transfer

We issued the notes in registered form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the notes. We may, however, require the payment of any tax or other governmental charge payable for that registration.

Notes are exchangeable for other notes, for the same principal amount and for the same terms but in different authorized denominations in accordance with the indenture. You may present notes for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

We have appointed the trustee as security registrar for the notes. We may at any time rescind that designation or approve a change in the location through which any registrar acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional registrars for the notes.

In the case of any redemption, the security registrar will not be required to register the transfer or exchange of any notes either:

•	during a period beginning 15 business days prior to the mailing of the relevant notice of redemption and ending on the close of business on the day of mailing of the notice, or

•	if the notes have been called for redemption in whole or in part, except the unredeemed portion of any notes being redeemed in part.

Payment and Paying Agents

Payments on the notes will be made in U.S. dollars at the office of the trustee. At our option, however, we may make payments by check mailed to the holder’s registered address or, with respect to global notes, by wire transfer. We will make any required interest payments to the person in whose name a note is registered at the close of business on the record date for the interest payment.

We have designated the trustee as our paying agent for payments on the notes. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent shall pay to us upon written request any money held by them for payments on the notes that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Notices

Except as otherwise described herein, notice to registered holders of the notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

Replacement of Notes

We will replace any note that become mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction satisfactory to us and the trustee. In the case of a lost, stolen or destroyed notes, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the notes before a replacement note will be issued.

Book-Entry System

The notes are evidenced by one or more permanent global notes in definitive, fully-registered form without interest coupons. The global notes have been deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

Investors may hold their interests in the global notes directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants.

Except in the limited circumstances described below, holders of notes represented by interests in the global notes will not be entitled to receive notes in definitive form.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York Uniform Commercial Code and a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (which we refer to as “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the initial purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

DTC will credit, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global notes to the accounts of participants. The accounts to be credited shall be designated by the purchasers of such beneficial interests. Ownership of beneficial interests in the global notes will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global notes will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in the global notes other than participants).

Except as set forth below and in the indenture, owners of beneficial interests in the global notes will not be entitled to receive notes in definitive form and will not be considered to be the owners or holders of any notes under the global notes. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global notes desires to take any actions that DTC, as the holder of the global notes, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in the global notes will be able to transfer the interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture.

Payments of the principal of, premium, if any, and interest and liquidated damages, if any, on the notes represented by the global notes registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global notes.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global notes.

Unless and until it is exchanged in whole or in part for notes in definitive form, the global notes may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

DTC may grant proxies and otherwise authorize any person, including agent members and persons that may hold interests through agent members, to take any action that a holder is entitled to take. We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes is credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, the global notes may be exchanged for notes in definitive form. These notes in definitive form will be subject to certain restrictions on registration of transfers described under “Notice to Investors”, and will bear the legend set forth thereunder.

Although we expect that DTC will agree to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of DTC, DTC is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If DTC is at any time unwilling to continue as a depositary for the global notes and a successor depositary is not appointed by us within 90 days, or under other circumstances described in the indenture, we will issue notes in fully registered, definitive form in exchange for the global notes. Such notes in definitive form will be subject to certain restrictions on registration of transfers described under “Notice to Investors,” and will bear the legend set forth thereunder.

DESCRIPTION OF CAPITAL STOCK

The description below summarizes the more important terms of American Tower Corporation’s capital stock. Because this section is a summary, it does not describe every aspect of our capital stock. This summary is subject to and qualified in its entirety by reference to the provisions of our restated certificate of incorporation, as amended, which we refer to as our charter.

General

Our authorized capital stock consists of 20,000,000 shares of preferred stock, $.01 par value per share, 500,000,000 shares of Class A common stock, $.01 par value per share, 50,000,000 shares of Class B common stock, $.01 par value per share, and 10,000,000 shares of Class C common stock, $.01 par value per share. In February 2004, all outstanding shares of our Class B common stock and Class C common stock were converted into shares of Class A common stock on a one-for-one basis. Future issuances of Class B common stock are prohibited by our charter. See “—Common Stock.”

Preferred Stock

Our board of directors will determine the designations, preferences, limitations and relative rights of the 20,000,000 authorized and unissued shares of preferred stock. These include:

•	the distinctive designation of each series and the number of shares that will constitute the series,

•	the voting rights, if any, of shares of the series,

•	whether shares of the series will be entitled to receive dividends and, if so, the dividend rate on the shares of the series, any restriction, limitation or condition upon the payment of the dividends, whether dividends will be cumulative, and the dates on which dividends are payable,

•	the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable,

•	the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of the series,

•	any preferential amount payable upon shares of the series upon our liquidation or the distribution of our assets,

•	the price or rates of conversion at which, and the terms and conditions on which the shares of the series may be converted into other securities, if the shares are convertible, and

•	whether the series can be exchanged, at our option, into debt securities, and the terms and conditions of any permitted exchange.

The issuance of preferred stock, or the issuance of rights to purchase preferred stock, could discourage an unsolicited acquisition proposal. In addition, the rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future.

Common Stock

Conversion of Class B Common Stock and Class C Common Stock. In February 2004, all outstanding shares of our Class B common stock were converted into shares of Class A common stock on a one-for-one basis pursuant to the occurrence of the “Dodge Conversion Event” as defined in our charter. Our charter prohibits the future issuance of Class B common stock. Also in February 2004, all outstanding shares of our Class C common stock were converted into shares of Class A common stock on a one-for-one basis. Our charter permits future issuances of shares of Class C common stock.

Dividends. Holders of record of shares of common stock on the record date fixed by our board of directors are entitled to receive dividends as declared by our board of directors out of funds legally available for the purpose. No dividends may be declared or paid in cash or property on any share of any class of common stock, however, unless simultaneously the same dividend is declared or paid on each share of the other classes of common stock. Dividends in the form of shares of stock of any company, including our company or any of our subsidiaries, are excepted from that requirement. Therefore, in the case of stock dividends, the shares paid as the dividend may differ as to voting rights to the extent that voting rights now differ among the different classes of common stock. In the case of any dividend payable in shares of common stock, holders of each class of common stock are entitled to receive the same percentage dividend, payable in shares of that class, as the holders of each other class. Dividends and other distributions on common stock are also subject to the rights of holders of any series of preferred stock or debt that may be outstanding from time to time.

Voting Rights. Holders of shares of Class A common stock have the exclusive voting rights and will vote as a single class on all matters submitted to a vote of the stockholders. The foregoing is subject to the requirements of Delaware corporate law, special provisions in our charter governing election of directors, certain Class A common stock class voting rights and the rights of holders of any series of preferred stock that may be outstanding from time to time. Each share of Class A common stock is entitled to one vote. The holders of Class A common stock have the right to elect all of our directors. The Class C common stock is nonvoting except as otherwise required by Delaware corporate law.

Delaware corporate law requires the affirmative vote of the holders of a majority of the outstanding shares of any class or series of common stock to approve, among other things, an adverse change in the powers, preferences or special rights of the shares of that class or series. Our charter requires the affirmative vote of the holders of not less than 66 2/3% of the Class A common stock to amend most of the provisions of the charter, including those relating to the provisions of the classes of common stock, an increase or decrease in the number of authorized shares of Class A common stock or Class C common stock, indemnification of directors, exoneration of directors for certain acts and the super-majority provision.

The provisions of our charter:

•	prohibit the acquisition by Steven B. Dodge, our former Chairman and Chief Executive Officer, and his controlled entities of more than 49.99% of the aggregate voting power of all shares of capital stock entitled to vote generally for the election of directors, less the voting power represented at the date of determination by the shares of common stock acquired by Thomas H. Stoner, a former director, and purchasers affiliated with him in the January 1998 private offering and owned by them or certain affiliates, and

•	require the holders of a majority of Class A common stock to approve adverse amendments to the powers, preferences or special rights of the Class A common stock.

Conversion Provisions. Shares of Class C common stock are convertible, at any time at the option of the holder, on a one-for-one basis into shares of Class A common stock.

Liquidation Rights. Upon our liquidation, dissolution or winding up the holders of each class of common stock are entitled to share ratably in all assets available for distribution after payment in full of creditors and payment in full to holders of preferred stock then outstanding of any amount required to be paid to them. However, if shares of stock or securities of any company, including any of our subsidiaries, are distributed in connection with our liquidation, dissolution or winding up, the shares or securities that we distribute to holders of the various classes of our common stock may differ as to voting rights to the extent that voting rights now differ among the different classes of common stock.

Other Provisions. The holders of common stock have no preemptive, subscription or redemption rights and are not entitled to the benefit of any sinking fund. The shares of common stock presently outstanding are validly issued, fully paid and nonassessable.

In any merger, consolidation or business combination, the holders of each class of common stock must receive the identical consideration to that received by holders of each other class of common stock, except if shares of common stock or common stock of any other company are distributed, in which case the shares may differ as to voting rights to the same extent that voting rights then differ among the different classes of common stock.

No class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless, concurrently, the other classes of common stock are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Our charter restricts transfers of shares of our capital stock to the extent necessary to comply with the FCC’s foreign ownership limitations.

Dividend Restrictions

Our borrower subsidiaries are generally prohibited under the terms of the credit facility (subject to certain exceptions) from making to us any direct or indirect distribution, dividend or other payment on account of their limited liability company interests, partnership interests, capital stock or other equity interests, except that, if no default exists or would be created thereby under the credit facility, our borrower subsidiaries may pay cash dividends or make other distributions to us within certain specified amounts and, in addition, may pay cash dividends or make other distributions to us in accordance with the credit facility in respect of our outstanding indebtedness and permitted future indebtedness. The indentures governing the ATI 12.25% senior subordinated discount notes and the ATI 7.25% senior subordinated notes also impose limitations on the ability of ATI and certain of our other subsidiaries that have guaranteed those notes to pay dividends and make other payments or distributions to us, except that our borrower subsidiaries may pay dividends or make other payments or distributions to us up to certain specified amounts in respect of certain of our outstanding indebtedness and permitted future indebtedness and, if no default exists or would be created thereby under the indentures governing such indebtedness and certain additional tests are met that could not currently be met, up to certain specified amounts. The indentures governing our 9 3/8% senior notes due 2009 and our 7.50% senior notes due 2012 also impose significant limitations on the payment of dividends by us to our stockholders.

Delaware Business Combination Provisions

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless the business combination or the transaction in which the stockholder became an interested stockholder is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s voting stock.

Listing of Class A Common Stock

Our Class A common stock is traded on the New York Stock Exchange under the symbol “AMT.”

Transfer Agent and Registrar

The transfer agent and registrar for the Class A common stock is The Bank of New York, P.O. Box 11258, Church Street Station, New York, NY 10286, telephone number (800) 524-4458.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary describes certain U.S. federal income tax consequences to you of the purchase, ownership and disposition of the notes and the shares of Class A common stock into which the notes may be converted. This summary deals only with holders that purchase notes in the initial offering at their issue price (i.e., the first price at which a substantial amount of notes is sold to investors) and that hold such notes and the shares of Class A common stock into which the notes may be converted as capital assets.

A “U.S. holder” means a beneficial owner of a note that is any of the following for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•	a corporation (or other entity classified as a corporation for these purposes) created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) its administration is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not represent a detailed description of the U.S. federal income tax consequences to you in light of your particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a financial institution, a tax-exempt entity, if your “functional currency” is not the U.S. dollar, if you are an insurance company, a dealer in securities or foreign currencies, if you hold the notes as part of a hedge, straddle, “constructive sale,” “conversion” or other integrated transactions, or if you are a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company” or “foreign personal holding company”), and it generally does not address any U.S. federal taxes other than the U.S. federal income taxes. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If an entity classified as a partnership for U.S. federal income tax purposes holds our notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, you should consult your tax advisors.

If you are considering the purchase of notes, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the ownership of the notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction, including any state, local or non-U.S. income tax consequences.

Payments of Interest

In general, you must report stated interest on the notes as ordinary income in accordance with your regular accounting method.

In addition, for U.S. federal income tax purposes, each note will have original issue discount (“OID”) in an amount equal to $22.50. In general, and regardless of whether you use the cash or the accrual method of tax accounting, you will be required to include such OID in your gross income on a constant yield-to-maturity basis over the term of the notes. Accordingly, you will be required to include amounts in gross income in advance of cash payments attributable to such income. You may contact Michael McDermott, our tax director, at American

Tower Corporation, 116 Huntington Avenue, Boston, Massachusetts, 02116 and telephone number (617) 375-7500, to obtain the annual yield to maturity of the notes and other information relevant to the calculation of the amount of OID that must be accrued in respect of each accrual period.

Under the term of the notes, we may be obligated in certain circumstances to pay you amounts in excess of stated interest or principal in the event of a registration default (see “Description of Notes—Registration Rights”). Under Treasury regulations, the possibility of such excess amounts being paid will not affect the amount of income you recognize, in advance of the payment of such excess amounts, if there is only a remote chance as of the date the notes were issued that you will receive such amounts. We intend to take the position that the likelihood that we will be obligated to pay such excess amounts is remote. Our determination that these contingencies are remote is binding on you unless you disclose a contrary position in the manner required by applicable Treasury regulations. Our determination is not, however, binding on the Internal Revenue Service (“IRS”). In the event a contingency occurs, it could affect the amount and timing of the income that you must recognize.

Under the terms of the notes, we may be obligated to make an adjustment to the conversion rate of your notes upon certain events (see “Description of Notes—Adjustment to Conversion Rate upon Certain Fundamental Changes—General”). The tax characterization of this obligation is unclear. We intend to take the position that the existence of this contingent obligation does not subject the notes to the application of the Treasury regulations applicable to contingent payment debt instruments.

Sale, Exchange and Retirement of the Notes

On the sale, exchange or retirement of a note (including in the case of an Optional Redemption):

•	You will have taxable gain or loss equal to the difference between the amount received by you (other than amounts representing accrued and unpaid interest) and your adjusted tax basis in the note. Your adjusted tax basis will generally equal the cost of the notes to you, increased by any OID that you are required to include in your gross income (as discussed under “—Payments of Interest” above).

•	Your gain or loss will generally be a capital gain or loss and will be a long-term capital gain or loss if you held the note for more than one year at the time of disposition. The deductibility of capital losses is subject to limitation.

•	If you sell a note between interest payment dates, a portion of the amount you receive will reflect interest that has accrued on the note but has not yet been paid by the sale date. That amount is treated as ordinary interest income and not as sales proceeds.

Exchange Offer

The exchange of the notes for otherwise identical debt securities registered under the Securities Act will not constitute a taxable exchange (see “Description of Notes–Registration Rights”). Consequently, should you exchange your notes under the exchange offer (a) you will not recognize a taxable gain or loss as a result of the exchange; (b) the holding period of the notes you receive will include the holding period of the notes exchanged therefore; and (c) your adjusted tax basis of the notes received will be the same as the adjusted tax basis of the notes you exchanged therefore immediately before such exchange.

Constructive Dividends in Respect of the Notes

If at any time we make a distribution of cash or property to our stockholders or purchase shares of Class A common stock and such distribution or purchase would be taxable to such stockholders as a dividend for U.S. federal income tax purposes (e.g., distributions of evidences of our indebtedness or assets, but generally not stock dividends or rights to subscribe for shares of Class A common stock) and (1) pursuant to the anti-dilution provisions of the indenture, the conversion rate of the notes is increased, or (2) the conversion rate of the notes is increased at our discretion, such increase in conversion rate generally would be deemed to be the payment of a taxable dividend to you (pursuant to Section 305 of the Code) to the extent of our current or accumulated earnings and profits. In particular, any adjustment in the conversion rate to compensate U.S. holders of notes for taxable distributions of cash to holders of shares of Class A common stock would be treated as a deemed distribution of stock to the holders, which will be taxable as a dividend to the extent of our current and accumulated earnings profits. Similarly, an adjustment to the conversion rate of your notes upon certain fundamental changes (as described under “Description of Notes—Adjustment to Conversion Rate upon Certain Fundamental Changes—General”) may be treated as a deemed distribution of stock to holders of the notes. You could therefore have taxable income as a result of an event pursuant to which you received no cash or property. Any such taxable dividend would not be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends under recently enacted legislation.

Conversion of the Notes

You generally will not recognize any income, gain or loss upon conversion of a note into shares of Class A common stock, except with respect to cash received in lieu of a fractional share of Class A common stock or attributable to accrued interest on the converted note. Your tax basis in the shares of Class A common stock received on conversion of a note will be the same as your adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the shares of Class A common stock received on conversion will generally include the holding period of the note converted.

Cash received in lieu of a fractional share of Class A common stock upon conversion generally will be treated as a payment in exchange for the fractional share of Class A common stock. Accordingly, the receipt of cash in lieu of a fractional share of Class A common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and your adjusted tax basis in the fractional share). If you convert a note in connection with certain fundamental changes, the tax consequences of the adjustment to the conversion rate of your notes into our Class A common stock (as described under “Description of the Notes—Adjustment to Conversion Rate upon Certain Fundamental Changes—General”) are unclear. In such an instance, you could be required to recognize income or gain upon the adjustment, regardless of whether you receive cash or additional Class A common stock. In addition, in certain circumstances, it is possible that the amendment to the notes to entitle holders to convert their notes into a public acquirer’s common stock (as described under “Description of Notes—Adjustment to Conversion Rate upon Certain Fundamental Changes—Conversion after a Public Acquirer Fundamental Change”) may give rise to a taxable event. You should consult your own tax advisors concerning the tax consequences to you of such adjustment of the conversion rate of your notes.

    Dividends on the Class A Common Stock

The amount of any distribution by us in respect of the Class A common stock will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions made to you will be treated as a dividend to the extent of our current or accumulated earnings and profits, then as a tax-free return of capital to the extent of your tax basis in the shares of Class A common stock (reducing your basis in the shares of Class A common stock) and thereafter as gain from the sale or exchange of such stock.

In general, dividends are subject to tax as ordinary income. For tax years beginning in 2003 through 2008, however, a dividend distribution to an individual U.S. holder is generally taxed as long term capital gain at a maximum rate of 15%. The lower capital gain rates will not apply to a dividend on the shares of Class A common stock, however, if the individual U.S. holder fails to satisfy certain holding period requirements with respect to the shares or is obligated to make related payments with respect to positions in substantially similar or related property. In addition, the lower capital gain rates will not apply to dividends that the holder elects to treat as investment income for purposes of an investment interest deduction.

In general, a dividend distribution to a corporate U.S. holder will qualify for the 70% dividends received deduction if the holder owns less than 20% of the voting power or value of our stock (other than any non-voting, non-convertible, non-participating preferred stock). A corporate U.S. holder that owns 20% or more of the voting power and value of our stock (other than any non-voting, non-convertible, nonparticipating preferred stock) generally will qualify for an 80% dividends received deduction. The dividends received deduction is subject, however, to certain holding period, debt financed portfolio stock and taxable income limitations. In addition, corporate holders should consider the rules under Section 1059 of the Code that may reduce their basis in the shares of Class A common stock.

    Sale of Class A Common Stock

Upon the sale or exchange of shares of Class A common stock, you generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale or exchange and your adjusted tax basis in the shares of Class A common stock. Such capital gain or loss will be long-term if your holding period in the shares of Class A common stock is more than one year at the time of the sale or exchange. Long-term capital gain of an individual U.S. holder prior to 2009 is generally subject to a maximum tax rate of 15%.

Information Reporting and Backup Withholding

In general, certain information is required to be reported by the payor to the Internal Revenue Service with respect to payments made to certain non-corporate U.S. holders of principal and interest (including OID) on a note, dividends on shares of Class A common stock, the proceeds of the sale of a note and the proceeds of the sale of shares of Class A common stock. A U.S. holder of a note may be subject to “back-up withholding” with respect to certain of such “reportable payments.” In general, these back-up withholding rules apply if such holder, among other things, (1) fails to furnish a taxpayer identification number (or TIN) to the payor or establish an exemption from backup withholding, (2) furnishes an incorrect TIN, (3) fails to report properly certain interest or dividend income or (4) under certain circumstances, fails to certify under the penalty of perjury that the TIN furnished is the correct number and that such holder is not subject to backup withholding under the Code. Any amounts withheld under the back-up withholding rules from payments to a U.S. holder will be allowed as a credit against such holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service. Back-up withholding will not apply, however, with respect to payments made to certain holders of the notes, generally including corporations, provided that their exemption from back-up withholding is properly established. U.S. holders should consult their tax advisors as to their qualification for exemption from back-up withholding and the procedure for obtaining such an exemption.

PLAN OF DISTRIBUTION

Selling securityholders may offer and sell, from time to time, the notes and the shares of our Class A common stock issuable upon conversion of the notes covered by this prospectus. We refer to both the notes and the underlying shares of common stock, individually and together, as the securities. The term selling securityholders includes donees, pledgees, transferees or other successors-in-interest selling securities received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

We have been advised by the selling securityholders that they may sell all or a portion of the securities beneficially owned by them and offered hereby from time to time:

•	directly; or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders or from the purchasers of the securities for whom they may act as agent.

The securities may be sold from time to time in one or more transactions at:

•	fixed prices, which may be changed;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the securities offered by them hereby will be the purchase price of the securities less discounts and commissions, if any.

The sales described in the preceding paragraph may be effected in transactions:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of the shares of our Class A common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options; or

•	through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

The shares of our Class A common stock issuable upon conversion of the notes will be listed, and may be traded, on the New York Stock Exchange under the symbol “AMT.”

In addition, the selling securityholders may sell any securities that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act rather than pursuant to this prospectus.

To the extent required, we may amend or supplement this prospectus to describe a specific plan of distribution. In connection with the sale of the securities, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, broker-dealers or other financial institutions may engage in short sales of the securities in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the securities short and redeliver the securities to close out their short positions. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of securities offered by this prospectus, which securities the broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect the transaction. The selling securityholders may also pledge securities to a broker-dealer or other financial institution, and, upon a default, the broker-dealer or other financial institution, may effect sales of the pledged securities pursuant to this prospectus, as supplemented or amended to reflect the transaction.

In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.

Each of the selling securityholders which is an affiliate of a registered broker-dealer has represented to us that it purchased the notes and/or the Class A common stock issuable upon conversion of the notes in the ordinary course of business and at the time of such purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute such notes and/or Class A common stock issuable upon conversion of the notes.

In offering the securities covered by this prospectus, the selling securityholders and any broker-dealers who execute sales for the selling securityholders may be treated as “underwriters” within the meaning of the Securities Act in connection with sales. Any profits realized by the selling securityholders and the compensation of any broker-dealer may be treated as underwriting discounts and commissions. To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the securities by the selling securityholders.

In order to comply with the securities laws of certain states, the securities must be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The selling securityholders and any other person participating in a distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling securityholders and other participating persons. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular security being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We and the selling securityholders have each agreed to indemnify the other against certain liabilities, including certain liabilities arising under the Securities Act, or, in the alternative, that each party will be entitled to contribution in connection with those liabilities. We will bear all fees and expenses incurred in connection with the registration of the securities, except that selling securityholders will pay all broker’s commissions and, in connection with any underwritten offering, underwriting discounts and commissions.

LEGAL MATTERS

The validity of the notes offered by this prospectus and of the shares of our Class A common stock that may be issued upon conversion of the notes and offered by this prospectus will be passed upon for us by our counsel, Palmer & Dodge LLP, Boston, Massachusetts. In rendering its opinion, Palmer & Dodge LLP will rely on the opinion of Cleary, Gottlieb, Steen & Hamilton with respect to matters of New York law. A partner of Palmer & Dodge LLP holds options to purchase 7,200 shares of our Class A common stock at $18.75 per share. Cleary, Gottlieb, Steen & Hamilton provides legal services to American Tower from time to time.

EXPERTS

The consolidated financial statements of American Tower Corporation incorporated in this prospectus by reference from American Tower Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, and Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets,” which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by the registrant. The table does not include any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the securities. All amounts shown are estimates except the Securities and Exchange Commission registration fee.

SEC registration fee	$43,712
Legal fees and expenses	75,000
Accounting fees and expenses	50,000
Trustee fees and expenses	15,000
Printing expense	30,000
Miscellaneous expenses	16,288

Total	$230,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The registrant has included such a provision in Article Sixth of its restated certificate of incorporation.

Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances. Article XII of the registrant’s By-Laws provides that the registrant shall indemnify each person who is or was an officer or director of the registrant to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

The registrant has purchased directors’ and officers’ liability insurance which would indemnify its directors and officers against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

ITEM 16. EXHIBITS.

See Exhibit Index immediately following the signature page.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 15 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on this 8th day of December, 2004.

AMERICAN TOWER CORPORATION

By:	/s/ JAMES D. TAICLET, JR.
James D. Taiclet, Jr. Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JAMES D. TAICLET, JR. James D. Taiclet, Jr.	Chairman, President and Chief Executive Officer (Principal Executive Officer)	December 8, 2004

* Bradley E. Singer	Chief Financial Officer and Treasurer (Principal Financial Officer)	December 8, 2004

* Timothy F. Allen	Senior Vice President, Finance and Controller (Principal Accounting Officer)	December 8, 2004

* Raymond P. Dolan	Director	December 8, 2004

* Carolyn F. Katz	Director	December 8, 2004

* Fred R. Lummis	Director	December 8, 2004

* Pamela D. A. Reeve	Director	December 8, 2004

*By:	/s/ WILLIAM H. HESS
William H. Hess Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Description

4.1	*	Restated Certificate of Incorporation, as amended, of the Company as filed with the Secretary of State of the State of Delaware on June 4, 1999 (incorporated by reference to Exhibit 3(i) to American Tower Corporation’s Quarterly Report on Form 10-Q (File No. 001-14195) filed on August 16, 1999).

4.2	*	By-Laws, as amended November 13, 2003, of the Company (incorporated by reference to Exhibit 3.2 to American Tower Corporation’s Annual Report on Form 10-K (File No. 001-14195) filed on March 12, 2004).

4.3	*	Indenture dated as of August 20, 2004 by and between the Company and The Bank of New York, as trustee, for the 3.00% Convertible Notes due August 15, 2012, including the form of 3.00% Note.

4.4	*	Registration Rights Agreement dated August 20, 2004 between the Company and the Initial Purchaser named therein.

5.1	*	Opinion of Palmer & Dodge LLP.

5.2	*	Opinion of Cleary, Gottlieb, Steen & Hamilton.

12*		Statement Regarding Computation of Ratio of Earnings to Fixed Charges.

23.1		Consent of Independent Registered Public Accounting Firm—Deloitte & Touche LLP.

23.2	*	Consent of Palmer & Dodge LLP (included in Exhibit 5.1).

23.3	*	Consent of Cleary, Gottlieb, Steen & Hamilton (included in Exhibit 5.2).

24*		Powers of Attorney (included on the signature page of the initial filing of this registration statement).

25*		Statement of Eligibility of Trustee on Form T-1.

*	Filed previously.